Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2022 and 2021 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

Introduction

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of March 31, 2022 and 2021, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the three months then ended, and the related notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65 “Review of Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2022 and 2021, and of its consolidated financial performance and its consolidated cash flows for the three months then ended March 31, 2022 and 2021 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Dien Sheng Chang and Cheng Hung Kuo.

/s/ Dien Sheng Chang	/s/ Cheng Hung Kuo

Deloitte & Touche
Taipei, Taiwan
Republic of China

May 6, 2022

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	March 31, 2022 (Reviewed)		December 31, 2021 (Audited)		March 31, 2021 (Reviewed)
ASSETS	Amount	%	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$46,500,497	9	$39,778,624	8	$30,043,910	6
Financial assets at fair value through profit or loss (Note 7)	3,190	—	2,566	—	8,061	—
Hedging financial assets (Note 20)	8,055	—	—	—	—	—
Contract assets (Note 30)	5,539,500	1	5,554,070	1	5,246,566	1
Trade notes and accounts receivable, net (Notes 9 and 30)	21,069,723	4	23,947,107	5	21,391,359	4
Receivables from related parties (Note 38)	39,645	—	41,528	—	34,203	—
Inventories (Notes 10 and 39)	12,512,537	2	11,327,409	2	12,348,605	3
Prepayments (Note 11)	5,281,217	1	2,330,097	—	5,486,706	1
Other current monetary assets (Notes 12 and 35)	6,758,881	1	5,060,878	1	11,620,376	2
Other current assets (Notes 19 and 39)	3,352,163	1	2,978,780	1	2,233,007	—

Total current assets	101,065,408	19	91,021,059	18	88,412,793	17

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	805,944	—	908,775	—	816,602	—
Financial assets at fair value through other comprehensive income (Notes 8 and 35)	3,574,284	1	3,615,888	1	3,650,340	1
Investments accounted for using equity method (Note 14)	7,463,988	2	7,332,774	2	7,195,375	2
Contract assets (Note 30)	2,756,204	1	2,607,744	—	2,486,990	—
Property, plant and equipment (Notes 15, 35, 38 and 39)	285,930,724	54	289,100,461	56	280,150,750	55
Right-of-use assets (Notes 16 and 38)	10,744,006	2	11,050,936	2	10,765,100	2
Investment properties (Note 17)	9,652,091	2	9,662,638	2	9,610,754	2
Intangible assets (Notes 18 and 38)	82,328,310	16	83,945,083	16	88,664,522	18
Deferred income tax assets (Note 3)	2,760,894	1	2,785,006	1	3,073,603	1
Incremental costs of obtaining contracts (Note 30)	967,462	—	987,656	—	961,667	—
Net defined benefit assets (Note 3)	3,581,626	1	3,391,077	1	3,577,381	1
Prepayments (Note 11)	1,820,461	—	1,798,463	—	2,144,737	—
Other noncurrent assets (Notes 19, 39 and 40)	4,923,591	1	4,862,800	1	4,990,582	1

Total noncurrent assets	417,309,585	81	422,049,301	82	418,088,403	83

TOTAL	$518,374,993	100	$513,070,360	100	$506,501,196	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Note 21)	$65,000	—	$65,000	—	$60,000	—
Short-term bills payable (Note 22)	—	—	—	—	4,999,489	1
Financial liabilities at fair value through profit or loss (Note 7)	—	—	6,180	—	3,867	—
Hedging financial liabilities (Note 20)	—	—	8,286	—	1,864	—
Contract liabilities (Notes 30 and 38)	12,701,430	3	12,234,276	2	13,264,677	3
Trade notes and accounts payable (Note 25)	11,823,029	2	18,063,288	4	9,689,794	2
Payables to related parties (Note 38)	214,092	—	391,358	—	324,619	—
Current tax liabilities (Note 3)	6,830,152	1	4,593,458	1	6,449,723	1
Lease liabilities (Notes 16, 35 and 38)	2,994,856	1	3,210,564	1	3,296,580	1
Other payables (Notes 26 and 35)	21,665,000	4	24,436,708	5	22,596,518	5
Provisions (Note 27)	251,488	—	284,813	—	325,747	—
Current portion of long-term loans (Notes 23 and 39)	—	—	—	—	1,600,000	—
Other current liabilities	1,026,505	—	998,367	—	957,627	—

Total current liabilities	57,571,552	11	64,292,298	13	63,570,505	13

NONCURRENT LIABILITIES
Long-term loans (Notes 23 and 39)	1,600,000	—	1,600,000	—	—	—
Bonds payable (Note 24)	30,473,352	6	26,976,675	6	19,981,108	4
Contract liabilities (Note 30)	6,900,647	2	6,840,056	1	7,216,060	2
Deferred income tax liabilities (Note 3)	2,197,088	—	2,189,411	—	2,017,828	—
Provisions (Note 27)	141,275	—	141,865	—	104,417	—
Lease liabilities (Notes 16, 35 and 38)	6,909,109	2	7,061,689	2	6,022,381	1
Customers’ deposits (Note 38)	4,916,202	1	5,336,343	1	4,731,909	1
Net defined benefit liabilities (Note 3)	2,290,631	—	2,287,663	—	3,420,564	1
Other noncurrent liabilities	4,992,300	1	5,081,910	1	1,985,684	—

Total noncurrent liabilities	60,420,604	12	57,515,612	11	45,479,951	9

Total liabilities	117,992,156	23	121,807,910	24	109,050,456	22

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 13 and 29)
Common stocks	77,574,465	15	77,574,465	15	77,574,465	15

Additional paid-in capital	171,291,613	33	171,279,625	33	171,276,947	34

Retained earnings
Legal reserve	77,574,465	15	77,574,465	15	77,574,465	15
Special reserve	2,675,419	1	2,675,419	1	2,675,419	1
Unappropriated earnings	59,700,126	11	50,639,022	10	56,818,260	11

Total retained earnings	139,950,010	27	130,888,906	26	137,068,144	27

Others	(362,831)	—	(408,150)	—	(152,567)	—

Total equity attributable to stockholders of the parent	388,453,257	75	379,334,846	74	385,766,989	76
NONCONTROLLING INTERESTS (Notes 13 and 29)	11,929,580	2	11,927,604	2	11,683,751	2

Total equity	400,382,837	77	391,262,450	76	397,450,740	78

TOTAL	$518,374,993	100	$513,070,360	100	$506,501,196	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2022		2021
	Amount	%	Amount	%
REVENUES (Notes 30, 38 and 44)	$51,294,739	100	$50,100,995	100
OPERATING COSTS (Notes 10, 28, 30, 31, 38 and 44)	31,690,894	62	31,892,915	64

GROSS PROFIT	19,603,845	38	18,208,080	36

OPERATING EXPENSES (Notes 9, 28, 31, 38 and 44)
Marketing	5,445,221	11	4,885,176	10
General and administrative	1,547,548	2	1,302,592	2
Research and development	848,452	2	875,401	2
Expected credit loss	101,386	—	43,569	—

Total operating expenses	7,942,607	15	7,106,738	14

OTHER INCOME AND EXPENSES (Note 31)	(1,357)	—	2,569	—

INCOME FROM OPERATIONS	11,659,881	23	11,103,911	22

NON-OPERATING INCOME AND EXPENSES
Interest income	24,398	—	17,880	—
Other income (Notes 31 and 38)	44,383	—	41,971	—
Other gains and losses (Notes 31, 37 and 38)	(108,326)	—	164,121	—
Interest expense (Notes 16, 31 and 38)	(56,012)	—	(50,726)	—
Share of profits of associates and joint ventures accounted for using equity method (Note 14)	110,069	—	43,191	—

Total non-operating income and expenses	14,512	—	216,437	—

INCOME BEFORE INCOME TAX	11,674,393	23	11,320,348	22
INCOME TAX EXPENSE (Notes 3 and 32)	2,283,416	5	2,198,718	4

NET INCOME	9,390,977	18	9,121,630	18

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 29 and 37)	(44,560)	—	(945,349)	(2)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2022		2021
	Amount	%	Amount	%
Gain or loss on hedging instruments subject to basis adjustment (Note 20)	$16,341	—	$(3,616)	—
Share of remeasurements of defined benefit pension plans of associates and joint ventures (Note 14)	1,524	—	758	—

	(26,695)	—	(948,207)	(2)

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	77,050	—	(38,328)	—
Share of other comprehensive income (loss) of associates and joint ventures (Note 14)	(194)	—	459	—

	76,856	—	(37,869)	—

Total other comprehensive income (loss), net of income tax	50,161	—	(986,076)	(2)

TOTAL COMPREHENSIVE INCOME	$9,441,138	18	$8,135,554	16

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,059,580	18	$8,804,944	18
Noncontrolling interests	331,397	—	316,686	—

	$9,390,977	18	$9,121,630	18

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,106,423	18	$7,820,405	16
Noncontrolling interests	334,715	—	315,149	—

	$9,441,138	18	$8,135,554	16

EARNINGS PER SHARE (Note 33)
Basic	$1.17		$1.14

Diluted	$1.17		$1.13

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Stockholders of the Parent (Notes 13, 20 and 29)
						Others
							Unrealized Gain
						Exchange	or Loss on
						Differences	Financial Assets
						Arising from the	at Fair Value
			Retained Earnings			Translation of	Through Other	Gain or Loss		Noncontrolling
		Additional			Unappropriated	the Foreign	Comprehensive	on Hedging		Interests
	Common Stocks	Paid-in Capital	Legal Reserve	Special Reserve	Earnings	Operations	Income	Instruments	Total	(Notes 13 and 29)	Total Equity
BALANCE, JANUARY 1, 2021	$77,574,465	$171,261,379	$77,574,465	$2,675,419	$47,918,166	$(314,531)	$1,239,901	$1,752	$377,931,016	$11,327,441	$389,258,457
Net income for the three months ended March 31, 2021	—	—	—	—	8,804,944	—	—	—	8,804,944	316,686	9,121,630
Other comprehensive income (loss) for the three months ended March 31, 2021	—	—	—	—	758	(35,695)	(945,986)	(3,616)	(984,539)	(1,537)	(986,076)

Total comprehensive income (loss) for the three months ended March 31, 2021	—	—	—	—	8,805,702	(35,695)	(945,986)	(3,616)	7,820,405	315,149	8,135,554

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	94,392	—	(94,392)	—	—	—	—
Share-based payment transactions of subsidiaries	—	15,568	—	—	—	—	—	—	15,568	41,161	56,729

BALANCE, MARCH 31, 2021	$77,574,465	$171,276,947	$77,574,465	$2,675,419	$56,818,260	$(350,226)	$199,523	$(1,864)	$385,766,989	$11,683,751	$397,450,740

BALANCE, JANUARY 1, 2022	$77,574,465	$171,279,625	$77,574,465	$2,675,419	$50,639,022	$(392,276)	$(7,588)	$(8,286)	$379,334,846	$11,927,604	$391,262,450
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(370,957)	(370,957)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(1,159)	—	—	—	—	—	—	(1,159)	(51)	(1,210)
Net income for the three months ended March 31, 2022	—	—	—	—	9,059,580	—	—	—	9,059,580	331,397	9,390,977
Other comprehensive income (loss) for the three months ended March 31, 2022	—	—	—	—	1,524	66,473	(37,495)	16,341	46,843	3,318	50,161

Total comprehensive income (loss) for the three months ended March 31, 2022	—	—	—	—	9,061,104	66,473	(37,495)	16,341	9,106,423	334,715	9,441,138

Share-based payment transactions of subsidiaries	—	13,147	—	—	—	—	—	—	13,147	38,269	51,416

BALANCE, MARCH 31, 2022	$77,574,465	$171,291,613	$77,574,465	$2,675,419	$59,700,126	$(325,803)	$(45,083)	$8,055	$388,453,257	$11,929,580	$400,382,837

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$11,674,393	$11,320,348
Adjustments for:
Depreciation	8,051,310	7,848,148
Amortization	1,634,584	1,641,037
Amortization of incremental costs of obtaining contracts	210,872	194,880
Expected credit loss	101,386	43,569
Interest expense	56,012	50,726
Interest income	(24,398)	(17,880)
Compensation cost of share-based payment transactions	4,003	4,061
Share of profits of associates and joint ventures accounted for using equity method	(110,069)	(43,191)
Loss (gain) on disposal of property, plant and equipment	1,357	(2,569)
Gain on disposal of financial instruments	(728)	(186)
Provision for impairment loss and obsolescence of inventory	40,452	32,919
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	94,077	(133,841)
Others	89,100	(50,602)
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(134,298)	92,885
Trade notes and accounts receivable	2,794,654	1,220,042
Receivables from related parties	1,883	196,493
Inventories	(1,225,580)	27,379
Prepayments	(2,973,118)	(3,111,676)
Other current monetary assets	92,957	(146,861)
Other current assets	(373,383)	116,090
Incremental cost of obtaining contracts	(190,678)	(156,954)
Increase (decrease) in:
Contract liabilities	527,745	(245,056)
Trade notes and accounts payable	(6,236,259)	(5,901,532)
Payables to related parties	(177,266)	(321,325)
Other payables	(1,891,622)	(2,490,458)
Provisions	(33,915)	15,993
Other current liabilities	36,050	(76,689)
Net defined benefit plans	(187,581)	(199,593)

Cash generated from operations	11,851,940	9,906,157
Interests paid	(20,329)	(23,016)
Income taxes paid	(14,933)	(7,836)

Net cash provided by operating activities	11,816,678	9,875,305

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2022	2021
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(2,956)	$(38,083)
Proceeds from disposal of financial assets at fair value through other comprehensive income	—	2,905,889
Acquisition of financial assets at fair value through profit or loss	(6,002)	(9,423)
Proceeds from disposal of financial assets at fair value through profit or loss	8,680	9,610
Proceeds from capital reduction of financial assets at fair value through profit or loss	44,400	—
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(2,707,812)	(7,726,466)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	878,813	1,999,094
Acquisition of investments accounted for using equity method	(20,000)	(273,800)
Acquisition of property, plant and equipment	(5,227,651)	(4,443,242)
Proceeds from disposal of property, plant and equipment	2,128	5,752
Acquisition of intangible assets	(17,472)	(20,453)
Decrease (increase) in other noncurrent assets	(59,864)	214,548
Interests received	23,375	17,444
Dividends received	—	102,757

Net cash used in investing activities	(7,084,361)	(7,256,373)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	13,000	63,000
Repayments of short-term loans	(13,000)	(70,000)
Proceeds from short-term bills payable	—	5,000,000
Repayments of short-term bills payable	—	(7,000,000)
Proceeds from issuance of bonds	3,500,000	—
Payments for transaction costs attributable to the issuance of bonds	(4,463)	—
Decrease in customers’ deposits	(428,053)	(103,431)
Payments for the principal of lease liabilities	(1,057,594)	(1,018,514)
Increase (decrease) in other noncurrent liabilities	(89,610)	94,879
Change in other noncontrolling interests	47,413	52,668

Net cash provided by (used in) financing activities	1,967,693	(2,981,398)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	21,863	(13,279)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$6,721,873	$(375,745)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	39,778,624	30,419,655

CASH AND CASH EQUIVALENTS, END OF PERIOD	$46,500,497	$30,043,910

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”; Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.) was incorporated on July 1, 1996 in the Republic of China (“ROC”). Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa launched its organizational transformation based on customer-centric structure effective from January 2022. Please refer to Note 44 Segment Information for details.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on May 6, 2022.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following items, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2021. Please refer to the consolidated financial statements for the year ended December 31, 2021 for the details.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements as required by International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee (IFRIC) and SIC Interpretations (SIC) (collectively, the “IFRSs”) endorsed and issued into effect by the FSC.

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	March 31, 2022	December 31, 2021	March 31, 2021	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	28	a.
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100	b.
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	56	56	c.
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	51	51
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc.	100	100	100

					(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	March 31, 2022	December 31, 2021	March 31, 2021	Note
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75	75
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100	100
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	75	77	77	d.
	International Integrated Systems, Inc. (“IISI”)	IT solution provider, IT application consultation, system integration and package solution	51	51	51	e.
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	100	f.
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	96	96	96
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100	100
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100	100
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd. (“Senaolife”)	Life insurance services	100	100	100
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	49	g.
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	34	h.
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	100	i.
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	100	j.
	TestPro Investment Co., Ltd. (“TestPro”)	Investment	100	—	—	k.

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	March 31, 2022	December 31, 2021	March 31, 2021	Note
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	100	l.
Senao International HK Limited	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	—	—	100	m.
Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100
Chunghwa Hsingta Co., Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	100	100	100	n.
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100	100	o.
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.(“IESA”)	Investment	100	100	100
	IISI Investment Co., Ltd. (“IICL”)	Investment	100	100	100
	Unitronics Technology Corp. (“UTC”)	Development and maintenance of information system	99.96	99.96	99.96
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited (“IEHK”)	Investment and technical consulting service	100	100	100
IISI Investment Co., Ltd.	Leading Tech Co., Ltd. (“LTCL”)	Investment	100	100	100
Leading Tech Co., Ltd.	Leading Systems Co., Ltd. (“LSCL”)	Investment	100	100	100
Leading Systems Co., Ltd.	International Integrated Systems Inc. (Shanghai) (“IISS”)	Development and maintenance of information system	—	—	100	p.

(Concluded)

a.	Chunghwa continues to control six out of eleven seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.

b.	DHT reduced and returned its capital to its stakeholders in March 2021. The Company’s ownership interest in DHT remained the same.

c.

CHIEF issued new shares in March 2021, December 2021 and March 2022 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 58.89% and 58.72% as of December 31, 2021 and March 31, 2022, respectively.

d.

CHTSC issued new shares in February 2021 and February 2022 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased to 77.46% and 74.92% as of December 31, 2021 and March 31, 2022, respectively.

e.	IISI issued new shares in January 2021 as its employees exercised options. Therefore, the Company’s ownership interest in IISI decreased to 51.02%.

f.

SIS reduced and returned its capital to its stakeholders in November 2020 and July 2021. SIS reduced 8.14% and 48.15% of its capital to offset accumulated deficits in February and October 2021, respectively. The Company’s ownership interest in SIS remained the same.

g.

CHIEF has two out of three seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.

h.

Though the Company’s ownership interest in CHPT is less than 50%, the management considered the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders and concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

i.	CHPT increased its investment in CHPT (US) proportionally in August 2021 and the Company’s ownership interest in CHPT (US) remained the same.

j.	CHPT increased its investment in CHPT (International) proportionally in April 2021 and the Company’s ownership interest in CHPT (International) remained the same.

k.	CHPT invested and established TestPro in March 2022. CHPT obtained 100% ownership interest of TestPro.

l.

SIHK reduced and returned its capital to its stakeholders in November 2020 and May 2021. SIHK reduced 8.15% and 47.79% of its capital to offset accumulated deficits in January and August 2021, respectively. The Company’s ownership interest in SIHK remained the same.

m.	SITS completed its liquidation in April 2021.

n.	CTC was approved to end and dissolve its business in August 2020. The liquidation of CTC is still in process.

o.	CHPT (International) increased its investment in SZPT proportionally in July 2021. The Company’s ownership interest in SZPT remained the same.

p.	IISS completed its liquidation in August 2021.

The following diagram presented information regarding the relationship and percentages of ownership interests between Chunghwa and its subsidiaries as of March 31, 2022.

Other Significant Accounting Policies

a.	Defined benefit retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for other significant one-off events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes for interim period are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets and liabilities at balance sheet date.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION, UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

For the critical accounting judgments and key sources of estimation, uncertainty and assumption applied in these consolidated financial statements, please refer to the consolidated financial statements for the year ended December 31, 2021.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC

The initial application of the amendments to the IFRSs issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC does not have material impacts on the Company’s consolidated financial statements.

b.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB (Note 1)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB
Amendments to IAS 1	Classification of liabilities as current or noncurrent	January 1, 2023

(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB (Note 1)
Amendments to IAS 1	Disclosure of Accounting Policies	January 1, 2023 (Note 2)
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023 (Note 3)
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023 (Note 4)

(Concluded)

Note 1:	Unless stated otherwise, the above new IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The amendments will be applied prospectively for annual reporting periods beginning on or after January 1, 2023.

Note 3:

The amendments are applicable to changes in accounting estimates and changes in accounting policies that occur on or after the beginning of the annual reporting period beginning on or after January 1, 2023.

Note 4:

Except that deferred taxes will be recognized for temporary differences associated with leases and decommissioning obligations on January 1, 2022, the amendments will be applied prospectively to transactions that occur on or after January 1, 2022.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	March 31, 2022	December 31, 2021	March 31, 2021
Cash
Cash on hand	$315,194	$439,989	$281,714
Bank deposits	12,639,031	15,646,840	10,936,182

	12,954,225	16,086,829	11,217,896

Cash equivalents (with maturities of less than three months)
Commercial papers	15,639,346	13,530,111	15,778,753
Negotiable certificates of deposit	15,000,000	7,500,000	500,000
Time deposits	2,905,535	2,656,545	2,547,261
Stimulus vouchers	1,391	5,139	—

	33,546,272	23,691,795	18,826,014

	$46,500,497	$39,778,624	$30,043,910

The annual yield rates of bank deposits, commercial papers, negotiable certificates of deposit and time deposits as of balance sheet dates were as follows:

	March 31, 2022	December 31, 2021	March 31, 2021
Bank deposits	0.00%~0.45%	0.00%~0.45%	0.00%~0.40%
Commercial papers	0.24%~0.47%	0.17%~0.30%	0.17%~0.23%
Negotiable certificates of deposit	0.30%~0.47%	0.27%~0.30%	0.24%
Time deposits	0.01%~1.48%	0.01%~3.60%	0.06%~3.60%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31, 2022	December 31, 2021	March 31, 2021
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$2,738	$—	$—
Non-derivatives
Listed stocks—domestic	452	2,566	8,061

	$3,190	$2,566	$8,061

Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks—domestic	$618,472	$647,998	$584,838
Non-listed stocks—foreign	165,021	236,672	231,764
Limited partnership—domestic	22,451	24,105	—

	$805,944	$908,775	$816,602

Financial liabilities-current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$6,180	$3,867

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

	Currency		Maturity Period	Contract Amount (In Thousands)
March 31, 2022
Forward exchange contracts - buy	NT$	/EUR	2022.06	NT$	173,035/EUR5,500

(Continued)

	Currency		Maturity Period	Contract Amount (In Thousands)
December 31, 2021
Forward exchange contracts - buy	NT$	/EUR	2022.03	NT$	257,081/EUR8,000
March 31, 2021
Forward exchange contracts - buy	NT$	/EUR	2021.06	NT$	176,940/EUR5,160

(Concluded)

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	March 31, 2022	December 31, 2021	March 31, 2021
Domestic investments
Listed stocks	$366,443	$458,582	$150,803
Non-listed stocks	3,079,631	3,029,957	3,394,657
Foreign investments
Non-listed stocks	128,210	127,349	104,880

	$3,574,284	$3,615,888	$3,650,340

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

The Company disposed of its investment in China Airlines, Ltd. starting from December 2020 and sold all its shares by February 2021. The total fair value of the disposed investment was $2,635,568 thousand for the three months ended March 31, 2021. The related unrealized gain on financial assets at FVOCI of $94,392 thousand was transferred from other equity to retained earnings upon the aforementioned disposal.

9.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	March 31, 2022	December 31, 2021	March 31, 2021
Trade notes and accounts receivable	$22,526,866	$25,551,942	$23,429,713
Less: Loss allowance	(1,457,143)	(1,604,835)	(2,038,354)

	$21,069,723	$23,947,107	$21,391,359

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amounts of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicator.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration of its company or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are limited. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

March 31, 2022

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~21%	3%~60%	10%~78%	23%~89%	48%~96%	100%
Gross carrying amount	$15,695,361	$307,656	$102,985	$40,670	$29,179	$29,192	$605,564	$16,810,607
Loss allowance (lifetime ECL)	(50,967)	(46,549)	(21,000)	(20,768)	(23,508)	(26,964)	(605,564)	(795,320)

Amortized cost	$15,644,394	$261,107	$81,985	$19,902	$5,671	$2,228	$—	$16,015,287

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$1,919,824	$26,885	$22,284	$143,256	$293	$223	$579,337	$2,692,102
Loss allowance (lifetime ECL)	(2,520)	(1,698)	(5,340)	(42,977)	(151)	(200)	(579,337)	(632,223)

Amortized cost	$1,917,304	$25,187	$16,944	$100,279	$142	$23	$—	$2,059,879

December 31, 2021

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~22%	3%~62%	11%~80%	25%~90%	49%~97%	100%
Gross carrying amount	$16,410,725	$282,040	$82,062	$44,539	$31,065	$31,000	$602,833	$17,484,264
Loss allowance (lifetime ECL)	(50,733)	(23,465)	(28,596)	(29,800)	(25,402)	(28,423)	(602,833)	(789,252)

Amortized cost	$16,359,992	$258,575	$53,466	$14,739	$5,663	$2,577	$—	$16,695,012

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,988,010	$136	$6,960	$14,271	$411	$799	$769,762	$4,780,349
Loss allowance (lifetime ECL)	(7,835)	(68)	(890)	(4,293)	(210)	(639)	(769,762)	(783,697)

Amortized cost	$3,980,175	$68	$6,070	$9,978	$201	$160	$—	$3,996,652

March 31, 2021

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	2%~24%	3%~77%	9%~90%	26%~94%	53%~99%	100%
Gross carrying amount	$16,377,984	$261,602	$88,785	$40,500	$26,316	$21,586	$627,560	$17,444,333
Loss allowance (lifetime ECL)	(56,948)	(40,949)	(23,952)	(21,305)	(19,803)	(20,529)	(627,560)	(811,046)

Amortized cost	$16,321,036	$220,653	$64,833	$19,195	$6,513	$1,057	$—	$16,633,287

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$1,737,112	$129,145	$7,206	$64,226	$10,807	$2,058	$1,146,102	$3,096,656
Loss allowance (lifetime ECL)	(2,813)	(11,285)	(2,641)	(20,084)	(5,403)	(1,852)	(1,146,102)	(1,190,180)

Amortized cost	$1,734,299	$117,860	$4,565	$44,142	$5,404	$206	$—	$1,906,476

Note a:

Please refer to Note 44 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:

The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss. Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Three Months Ended March 31
	2022	2021
Beginning balance	$1,604,835	$2,154,364
Add: Provision for credit loss	86,521	42,751
Less: Amounts written off	(234,213)	(158,761)

Ending balance	$1,457,143	$2,038,354

10.	INVENTORIES

	March 31, 2022	December 31, 2021	March 31, 2021
Merchandise	$4,292,665	$4,070,189	$3,587,627
Project in process	5,705,341	4,805,196	6,383,176
Work in process	164,914	144,847	133,548
Raw materials	263,359	224,338	168,393

	10,426,279	9,244,570	10,272,744
Land held under development	1,998,733	1,998,733	1,998,733
Construction in progress	87,525	84,106	77,128

	$12,512,537	$11,327,409	$12,348,605

The operating costs related to inventories were $11,500,100 thousand (including the valuation loss on inventories of $40,452 thousand) and $11,876,607 thousand (including the valuation loss on inventories of $32,919 thousand) for the three months ended March 31, 2022 and 2021, respectively.

As of March 31, 2022, December 31, 2021 and March 31, 2021, inventories of $2,086,258 thousand, $2,082,839 thousand and $2,075,861 thousand, respectively, were expected to be recovered after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress was mainly developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project. The Board of Directors of LED resolved to sign a joint construction and separate sale contract with Farglory Land Development Co., Ltd. in June 2021.

11.	PREPAYMENTS

	March 31, 2022	December 31, 2021	March 31, 2021
Prepaid salary and bonus	$2,898,477	$4,201	$2,971,619
Prepaid rents	2,383,155	2,349,236	2,786,987
Others	1,820,046	1,775,123	1,872,837

	$7,101,678	$4,128,560	$7,631,443

Current
Prepaid salary and bonus	$2,898,477	$4,201	$2,971,619
Prepaid rents	576,577	565,950	642,420
Others	1,806,163	1,759,946	1,872,667

	$5,281,217	$2,330,097	$5,486,706

Noncurrent
Prepaid rents	$1,806,578	$1,783,286	$2,144,567
Others	13,883	15,177	170

	$1,820,461	$1,798,463	$2,144,737

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

12.	OTHER CURRENT MONETARY ASSETS

	March 31, 2022	December 31, 2021	March 31, 2021
Time deposits and negotiable certificates of deposit with maturities of more than three months	$5,348,049	$3,498,534	$10,318,964
Accrued custodial receipts	748,544	765,339	806,182
Others	662,288	797,005	495,230

	$6,758,881	$5,060,878	$11,620,376

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months at the balance sheet dates were as follows:

	March 31, 2022		December 31, 2021		March 31, 2021
Time deposits and negotiable certificates of deposit with maturities of more than three months	0.03	%~2.70%	0.03	%~2.70%	0.06	%~2.20%

13.	SUBSIDIARIES

a.	Information on subsidiaries with material noncontrolling interests

	Principal	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries	Place of Business	March 31, 2022	December 31, 2021	March 31, 2021
SENAO	Taiwan	72%	72%	72%
CHPT	Taiwan	66%	66%	66%

	Profit Allocated to Noncontrolling Interests		Accumulated Noncontrolling Interests
	Three Months Ended March 31		March 31,	December 31,	March 31,
	2022	2021	2022	2021	2021
SENAO	$130,080	$110,391	$4,227,052	$4,465,587	$4,421,248

CHPT	$73,917	$110,246	5,040,697	4,960,977	4,745,076

Individually immaterial subsidiaries with noncontrolling interests			2,661,831	2,501,040	2,517,427

			$11,929,580	$11,927,604	$11,683,751

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	March 31, 2022	December 31, 2021	March 31, 2021
Current assets	$7,560,573	$7,962,726	$6,509,675
Noncurrent assets	3,246,500	3,129,886	3,162,089
Current liabilities	(4,566,584)	(4,531,148)	(3,182,190)
Noncurrent liabilities	(429,533)	(418,431)	(408,458)

Equity	$5,810,956	$6,143,033	$6,081,116

Equity attributable to the parent	$1,583,904	$1,677,446	$1,659,868
Equity attributable to noncontrolling interests	4,227,052	4,465,587	4,421,248

	$5,810,956	$6,143,033	$6,081,116

	Three Months Ended March 31
	2022	2021
Revenues and income	$8,170,902	$7,607,390
Costs and expenses	7,989,690	7,453,618

Profit for the period	$181,212	$153,772

Profit attributable to the parent	$51,132	$43,381
Profit attributable to noncontrolling interests	130,080	110,391

Profit for the period	$181,212	$153,772

Other comprehensive income attributable to the parent	$874	$415
Other comprehensive income (loss) attributable to noncontrolling interests	2,342	(191)

Other comprehensive income for the period	$3,216	$224

Total comprehensive income attributable to the parent	$52,006	$43,796
Total comprehensive income attributable to noncontrolling interests	132,422	110,200

Total comprehensive income for the period	$184,428	$153,996

Net cash flow from operating activities	$(710,738)	$(674,639)
Net cash flow from investing activities	(14,170)	175,596
Net cash flow from financing activities	(77,414)	(75,577)
Effect of exchange rate changes on cash and cash equivalents	176	(1)

Net cash outflow	$(802,146)	$(574,621)

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	March 31, 2022	December 31, 2021	March 31, 2021
Current assets	$4,641,005	$4,656,928	$4,234,587
Noncurrent assets	4,076,157	4,063,611	4,066,561
Current liabilities	(1,020,733)	(1,143,341)	(1,074,242)
Noncurrent liabilities	(29,970)	(31,986)	(10,060)

Equity	$7,666,459	$7,545,212	$7,216,846

Equity attributable to CHI	$2,625,762	$2,584,235	$2,471,770
Equity attributable to noncontrolling interests	5,040,697	4,960,977	4,745,076

	$7,666,459	$7,545,212	$7,216,846

	Three Months Ended March 31
	2022	2021
Revenues and income	$846,318	$813,967
Costs and expenses	733,896	646,293

Profit for the period	$112,422	$167,674

Profit attributable to CHI	$38,505	$57,428
Profit attributable to noncontrolling interests	73,917	110,246

Profit for the period	$112,422	$167,674

Other comprehensive income (loss) attributable to CHI	$3,022	$(213)
Other comprehensive income (loss) attributable to noncontrolling interests	5,803	(409)

Other comprehensive income (loss) for the period	$8,825	$(622)

Total comprehensive income attributable to CHI	$41,527	$57,215
Total comprehensive income attributable to noncontrolling interests	79,720	109,837

Total comprehensive income for the period	$121,247	$167,052

Net cash flow from operating activities	$293,306	$302,185
Net cash flow from investing activities	(115,488)	(163,985)
Net cash flow from financing activities	(5,829)	(5,043)
Effect of exchange rate changes on cash and cash equivalents	11,863	1,887

Net cash inflow	$183,852	$135,044

b.	Equity transactions with noncontrolling interests

CHIEF issued new shares in March 2021, December 2021 and March 2022 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased. See Note 34(a) for details.

CHTSC issued new shares in February 2021 and February 2022 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased. See Note 34(b) for details.

IISI issued new shares in January 2021 as its employees exercised options. Therefore, the Company’s ownership interest in IISI decreased. See Note 34(c) for details.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

Information of the Company’s equity transactions with noncontrolling interests for the three months ended March 31, 2022 and 2021 was as follows:

	Three Months Ended March 31, 2022
	CHIEF Share-Based Payment	CHTSC Share-Based Payment
Cash consideration received from noncontrolling interests	$27,317	$20,096
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(16,977)	(17,289)

Differences arising from equity transactions	$10,340	$2,807

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$10,340	$2,807

	Three Months Ended March 31, 2021
	CHIEF Share-Based Payment	CHTSC Share-Based Payment	IISI Share-Based Payment
Cash consideration received from noncontrolling interests	$28,364	$20,650	$3,654
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(17,242)	(19,066)	(792)

Differences arising from equity transactions	$11,122	$1,584	$2,862

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$11,122	$1,584	$2,862

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31, 2022	December 31, 2021	March 31, 2021
Investments in associates	$7,454,115	$7,322,842	$7,185,195
Investment in joint venture	9,873	9,932	10,180

	$7,463,988	$7,332,774	$7,195,375

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	March 31, 2022	December 31, 2021	March 31, 2021
Material associate
Next Commercial Bank Co., Ltd. (“NCB”)	$3,528,438	$3,592,054	$3,695,467

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	1,158,873	1,077,604	1,022,121
KingwayTek Technology Co., Ltd. (“KWT”)	262,792	258,943	251,359
Non-listed
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	567,103	518,165	500,350
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	470,707	447,097	385,247
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	356,600	347,269	358,027
WiAdvance Technology Corporation (“WATC”)	245,706	253,873	272,615
So-net Entertainment Taiwan Limited (“So-net”)	224,689	217,021	225,129
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	219,253	222,491	214,986
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	161,236	157,524	156,501
Taiwan International Ports Logistics Corporation (“TIPL”)	76,080	70,121	58,158
CHT Infinity Singapore Pte. Ltd. (“CISG”)	56,713	54,952	—
Imedtac Co., Ltd. (“IME”)	43,258	44,565	—
Click Force Co., Ltd. (“CF”)	38,989	36,938	33,962

(Continued)

	Carrying Amount
	March 31, 2022	December 31, 2021	March 31, 2021
Baohwa Trust Co., Ltd. (“BHT”)	$20,000	$—	$—
AgriTalk Technology Inc. (“ATT”)	17,061	17,637	—
Cornerstone Ventures Co., Ltd. (“CVC”)	6,617	6,588	6,193
Alliance Digital Tech Co., Ltd. (“ADT”)	—	—	5,080

	3,925,677	3,730,788	3,489,728

	$7,454,115	$7,322,842	$7,185,195

(Concluded)

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	March 31, 2022	December 31, 2021	March 31, 2021
Material associate
Next Commercial Bank Co., Ltd. (“NCB”)	42	42	42
Associates that are not individually material
Senao Networks, Inc. (“SNI”)	34	34	34
KingwayTek Technology Co., Ltd. (“KWT”)	23	23	23
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
WiAdvance Technology Corporation (“WATC”)	20	20	20
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50	50
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	27
CHT Infinity Singapore Pte. Ltd. (“CISG”)	40	40	—
Imedtac Co., Ltd. (“IME”)	7	7	—
Click Force Co., Ltd. (“CF”)	49	49	49
Baohwa Trust Co., Ltd. (“BHT”)	40	—	—
AgriTalk Technology Inc. (“ATT”)	17	17	—
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49	49
Alliance Digital Tech Co., Ltd. (“ADT”)	—	—	14

Summarized financial information of NCB was set out below:

	March 31, 2022	December 31, 2021	March 31, 2021
Assets	$9,576,927	$9,197,280	$9,468,537
Liabilities	(1,059,976)	(524,813)	(548,056)

Equity	$8,516,951	$8,672,467	$8,920,481

The percentage of ownership interest held by the Company	41.90%	41.90%	41.90%
Equity attributable to the Company	$3,568,603	$3,633,764	$3,737,682
Unrealized gain or loss from downstream transactions	(40,165)	(41,710)	(42,215)

The carrying amount of investment	$3,528,438	$3,592,054	$3,695,467

	Three Months Ended March 31
	2022	2021
Net revenues	$28,106	$5,222

Net loss for the period	$(147,879)	$(197,651)
Other comprehensive loss	(7,638)	—

Total comprehensive loss for the period	$(155,517)	$(197,651)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Three Months Ended March 31
	2022	2021
The Company’s share of profits	$170,545	$124,620
The Company’s share of other comprehensive income	4,530	1,217

The Company’s share of total comprehensive income	$175,075	$125,837

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	March 31, 2022	December 31, 2021	March 31, 2021
SNI	$2,619,487	$1,699,351	$1,840,273

KWT	$856,270	$909,787	$1,372,673

The Company invested and obtained 40.00% ownership interest in BHT in March 2022. BHT mainly engages in VR integration and AIoT security services.

The Company invested and obtained 40.00% ownership interest in CISG in June 2021. CISG mainly engages in investment business.

The Company invested $273,800 thousand and obtained 20.33% ownership interest by participating in the capital increase of WATC in March 2021. WATC mainly engages in software solution integration. WATC issued new shares in March 2022 as its employees exercised option. Therefore, the Company’s ownership interest in WATC decreased to 20.08% as of March 31, 2022.

The Company’s ownership interest in NCB is 41.90%. Although Chunghwa is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. Chunghwa is not able to direct its relevant activities. Therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treats it as an associate.

The Company invested and obtained 50% ownership interest in CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI and has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as an investment in associate.

The Company invested and obtained 49% ownership interest in CVC. However, as the Company has only two out of five seats of the Board of Directors of CVC and has no control but significant influence over CVC. Therefore, the Company recognized CVC as an investment in associate.

The Company invested and obtained 7.54% ownership interest in IME. The Company originally treated it as a financial asset at FVOCI. However, as the Company obtained one out of five seats of the Board of Directors of IME in August 2021 and has significant influence over IME, the Company reclassified it as an associate. IME issued new shares in December 2021 as its employees exercised options; therefore, the Company’s ownership interest in IME decreased to 6.74% as of December 31, 2021.

The Company invested and obtained 17.19% ownership interest in ATT. The Company originally treated it as a financial asset at FVOCI. However, as the Company obtained one out of three seats of the Board of Directors of ATT in July 2021 and has significant influence over ATT, the Company reclassified it as an associate.

The Company owns 14% ownership interest in ADT. Considering the seats that the Company controls in the Board of Directors of ADT and the relative size of ownership interest and the dispersion of shares owned by the other stockholders, the Company has significant influence over ADT. ADT completed its liquidation in August 2021.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the reviewed financial statements.

b.	Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount			% of Ownership Interests and Voting Rights
Name of Joint Venture	March 31, 2022	December 31, 2021	March 31, 2021	March 31, 2022	December 31, 2021	March 31, 2021
Non-listed
Chunghwa SEA Holdings (“CHT SEA”)	$9,873	$9,932	$10,180	51%	51%	51%

The Company invested and established a joint venture, CHT SEA, with Delta Electronics, Inc. and Kwang Hsing Industrial Co., Ltd. and obtained 51% ownership interest of CHT SEA. However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture.

The joint venture is not considered individually material to the Company. Summarized financial information of CHT SEA was set out below:

	Three Months Ended March 31
	2022	2021
The Company’s share of loss	$(60)	$(20)
The Company’s share of other comprehensive income	—	—

The Company’s share of total comprehensive loss	$(60)	$(20)

The Company’s share of loss and other comprehensive income of the joint venture was recognized based on the reviewed financial statements.

15.	PROPERTY, PLANT AND EQUIPMENT

	March 31, 2022	December 31, 2021	March 31, 2021
Assets used by the Company	$278,660,259	$281,849,188	$272,591,103
Assets subject to operating leases	7,270,465	7,251,273	7,559,647

	$285,930,724	$289,100,461	$280,150,750

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2021	$101,990,645	$1,630,362	$70,889,578	$12,405,580	$710,775,709	$3,894,243	$10,299,819	$8,529,416	$920,415,352
Additions	—	—	4,720	9,823	9,606	—	35,013	5,494,890	5,554,052
Disposal	—	—	(491)	(246,431)	(4,417,893)	(27,162)	(91,113)	—	(4,783,090)
Effect of foreign exchange differences	—	—	—	13	(1,438)	(155)	(777)	(115)	(2,472)
Others	2,155	—	24,336	59,915	6,923,250	615	65,181	(7,034,870)	40,582

Balance on March 31, 2021	$101,992,800	$1,630,362	$70,918,143	$12,228,900	$713,289,234	$3,867,541	$10,308,123	$6,989,321	$921,224,424

Accumulated depreciation and impairment
Balance on January 1, 2021	$—	$(1,399,204)	$(29,247,331)	$(10,638,967)	$(593,662,932)	$(3,718,392)	$(7,925,938)	$—	$(646,592,764)
Depreciation expenses	—	(11,225)	(346,396)	(182,104)	(6,088,917)	(15,716)	(178,297)	—	(6,822,655)
Disposal	—	—	491	246,328	4,414,844	27,162	91,082	—	4,779,907
Effect of foreign exchange differences	—	—	—	(13)	502	60	395	—	944
Others	—	—	6,725	(1,063)	3,206	(55)	(7,566)	—	1,247

Balance on March 31, 2021	$—	$(1,410,429)	$(29,586,511)	$(10,575,819)	$(595,333,297)	$(3,706,941)	$(8,020,324)	$—	$(648,633,321)

Balance on January 1, 2021, net	$101,990,645	$231,158	$41,642,247	$1,766,613	$117,112,777	$175,851	$2,373,881	$8,529,416	$273,822,588

Balance on March 31, 2021, net	$101,992,800	$219,933	$41,331,632	$1,653,081	$117,955,937	$160,600	$2,287,799	$6,989,321	$272,591,103

Cost
Balance on January 1, 2022	$102,644,714	$1,661,628	$71,358,036	$11,217,048	$713,534,222	$3,927,337	$10,808,873	$10,786,149	$925,938,007
Additions	—	—	3,353	26,227	29,636	—	28,517	3,815,312	3,903,045
Disposal	—	—	—	(164,374)	(3,640,158)	(33,776)	(42,105)	—	(3,880,413)
Effect of foreign exchange differences	—	—	—	78	56,894	58	3,531	4,844	65,405
Others	(89,232)	1,239	146,163	31,785	5,242,886	—	64,103	(5,357,263)	39,681

Balance on March 31, 2022	$102,555,482	$1,662,867	$71,507,552	$11,110,764	$715,223,480	$3,893,619	$10,862,919	$9,249,042	$926,065,725

Accumulated depreciation and impairment
Balance on January 1, 2022	$—	$(1,441,612)	$(30,577,570)	$(9,632,046)	$(590,533,289)	$(3,698,978)	$(8,205,324)	$—	$(644,088,819)
Depreciation expenses	—	(10,157)	(356,721)	(172,013)	(6,337,429)	(19,625)	(175,980)	—	(7,071,925)
Disposal	—	—	—	164,272	3,636,779	33,776	42,101	—	3,876,928
Effect of foreign exchange differences	—	—	—	(73)	(29,766)	(30)	(2,173)	—	(32,042)
Others	—	—	(82,484)	(3,535)	(3,765)	(95)	271	—	(89,608)

Balance on March 31, 2022	$—	$(1,451,769)	$(31,016,775)	$(9,643,395)	$(593,267,470)	$(3,684,952)	$(8,341,105)	$—	$(647,405,466)

Balance on January 1, 2022, net	$102,644,714	$220,016	$40,780,466	$1,585,002	$123,000,933	$228,359	$2,603,549	$10,786,149	$281,849,188

Balance on March 31, 2022, net	$102,555,482	$211,098	$40,490,777	$1,467,369	$121,956,010	$208,667	$2,521,814	$9,249,042	$278,660,259

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the three months ended March 31, 2022 and 2021.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	20~60 years
Other building facilities	3~15 years
Computer equipment	1~8 years
Telecommunications equipment
Telecommunication circuits	2~30 years
Telecommunication machinery and antennas equipment	2~30 years
Transportation equipment	3~10 years
Miscellaneous equipment
Leasehold improvements	1~9 years
Mechanical and air conditioner equipment	3~16 years
Others	1~15 years

b.	Assets subject to operating leases

	Land	Buildings	Total
Cost
Balance on January 1, 2021	$4,972,920	$4,236,156	$9,209,076
Others	(2,155)	(12,149)	(14,304)

Balance on March 31, 2021	$4,970,765	$4,224,007	$9,194,772

Accumulated depreciation and impairment
Balance on January 1, 2021	$—	$(1,615,721)	$(1,615,721)
Depreciation expenses	—	(19,615)	(19,615)
Others	—	211	211

Balance on March 31, 2021	$—	$(1,635,125)	$(1,635,125)

Balance on January 1, 2021, net	$4,972,920	$2,620,435	$7,593,355

Balance on March 31, 2021, net	$4,970,765	$2,588,882	$7,559,647

Cost
Balance on January 1, 2022	$4,808,926	$4,133,989	$8,942,915
Others	89,232	(137,960)	(48,728)

Balance on March 31, 2022	$4,898,158	$3,996,029	$8,894,187

Accumulated depreciation and impairment
Balance on January 1, 2022	$—	$(1,691,642)	$(1,691,642)
Depreciation expenses	—	(19,098)	(19,098)
Others	—	87,018	87,018

Balance on March 31, 2022	$—	$(1,623,722)	$(1,623,722)

Balance on January 1, 2022, net	$4,808,926	$2,442,347	$7,251,273

Balance on March 31, 2022, net	$4,898,158	$2,372,307	$7,270,465

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	March 31, 2022	December 31, 2021	March 31, 2021
Year 1	$379,499	$371,380	$368,058
Year 2	302,986	300,591	291,898
Year 3	199,364	210,073	240,251
Year 4	157,340	158,541	159,376
Year 5	136,793	135,208	132,988
Onwards	1,156,427	1,177,460	1,240,687

	$2,332,409	$2,353,253	$2,433,258

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings
Main buildings	35~60 years
Other building facilities	3~15 years

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	March 31, 2022	December 31, 2021	March 31, 2021
Land and buildings
Handsets base stations	$6,745,398	$6,987,731	$6,988,843
Others	1,554,451	1,537,852	1,644,335
Equipment	2,444,157	2,525,353	2,131,922

	$10,744,006	$11,050,936	$10,765,100

	Three Months Ended March 31
	2022	2021
Additions to right-of-use assets	$667,148	$814,854

Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$702,183	$688,544
Others	162,546	201,761
Equipment	85,011	105,005

	$949,740	$995,310

The Company did not have significant sublease or impairment of right-of-use assets for the three months ended March 31, 2022 and 2021.

b.	Lease liabilities

	March 31, 2022	December 31, 2021	March 31, 2021
Lease liabilities
Current	$2,994,856	$3,210,564	$3,296,580
Noncurrent	6,909,109	7,061,689	6,022,381

	$9,903,965	$10,272,253	$9,318,961

Ranges of discount rates for lease liabilities were as follows:

	March 31, 2022	December 31, 2021	March 31, 2021
Land and buildings
Handsets base stations	0.37%~1.18%	0.37%~1.18%	0.37%~1.18%
Others	0.37%~9.00%	0.37%~9.00%	0.37%~9.00%
Equipment	0.37%~2.99%	0.37%~2.99%	0.37%~2.99%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years. The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases. For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 38 to the consolidated financial statements for details.

d.	Other lease information

	Three Months Ended March 31
	2022	2021
Expenses relating to low-value asset leases	$2,014	$2,019

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$1,827	$1,431

Total cash outflow for leases	$1,077,766	$1,039,924

The Company leases certain equipment which qualifies as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 15 and 17 to the consolidated financial statements.

17.	INVESTMENT PROPERTIES

Cost
Balance on January 1 and March 31, 2021	$10,662,450

Accumulated depreciation and impairment
Balance on January 1, 2021	$(1,041,128)
Depreciation expense	(10,568)

Balance on March 31, 2021	$(1,051,696)

Balance on January 1, 2021, net	$9,621,322

Balance on March 31, 2021, net	$9,610,754

Cost
Balance on January 1 and March 31, 2022	$10,662,596

Accumulated depreciation and impairment
Balance on January 1, 2022	$(999,958)
Depreciation expense	(10,547)

Balance on March 31, 2022	$(1,010,505)

Balance on January 1, 2022, net	$9,662,638

Balance on March 31, 2022, net	$9,652,091

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	35~60 years
Other building facilities	4~10 years

The fair values of the Company’s investment properties as of December 31, 2021 and 2020 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the aforementioned appraisal reports as the basis to determine the fair values as of March 31, 2022 and 2021 because there was no material change in the economic environment or the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	March 31, 2022	December 31, 2021	March 31, 2021
Fair value	$25,547,766	$25,547,766	$22,644,318

Overall capital interest rate	0.91%~3.05%	0.91%~3.05%	0.93%~3.03%
Profit margin ratio	8%~20%	8%~20%	12%~20%
Discount rate	—	—	—
Capitalization rate	0.53%~2.11%	0.53%~2.11%	0.73%~2.20%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	March 31, 2022	December 31, 2021	March 31, 2021
Year 1	$107,288	$107,183	$120,645
Year 2	82,937	82,505	93,409
Year 3	65,683	61,629	74,241
Year 4	53,526	55,510	49,793
Year 5	34,196	38,605	34,937
Onwards	79,914	77,626	51,836

	$423,544	$423,058	$424,861

18.	INTANGIBLE ASSETS

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2021	$108,338,000	$3,319,223	$291,206	$392,326	$112,340,755
Additions-acquired separately	—	19,247	—	1,206	20,453
Disposal	—	(40,659)	—	—	(40,659)
Effect of foreign exchange differences	—	(156)	—	(8)	(164)
Others	—	553	—	—	553

Balance on March 31, 2021	$108,338,000	$3,298,208	$291,206	$393,524	$112,320,938

Accumulated amortization and impairment
Balance on January 1, 2021	$(19,318,842)	$(2,532,910)	$(44,926)	$(159,517)	$(22,056,195)
Amortization expenses	(1,549,728)	(84,067)	—	(7,242)	(1,641,037)
Disposal	—	40,659	—	—	40,659
Effect of foreign exchange differences	—	155	—	2	157

Balance on March 31, 2021	$(20,868,570)	$(2,576,163)	$(44,926)	$(166,757)	$(23,656,416)

Balance on January 1, 2021, net	$89,019,158	$786,313	$246,280	$232,809	$90,284,560

Balance on March 31, 2021, net	$87,469,430	$722,045	$246,280	$226,767	$88,664,522

Cost
Balance on January 1, 2022	$108,338,000	$3,202,901	$291,206	$412,477	$112,244,584
Additions-acquired separately	—	11,404	—	6,068	17,472
Disposal	—	(62,926)	—	(899)	(63,825)
Effect of foreign exchange differences	—	55	—	15	70
Others	—	300	—	—	300

Balance on March 31, 2022	$108,338,000	$3,151,734	$291,206	$417,661	$112,198,601

(Continued)

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Accumulated amortization and impairment
Balance on January 1, 2022	$(25,517,753)	$(2,529,941)	$(73,624)	$(178,183)	$(28,299,501)
Amortization expenses	(1,549,728)	(76,912)	—	(7,944)	(1,634,584)
Disposal	—	62,926	—	899	63,825
Effect of foreign exchange differences	—	(28)	—	(3)	(31)

Balance on March 31, 2022	$(27,067,481)	$(2,543,955)	$(73,624)	$(185,231)	$(29,870,291)

Balance on January 1, 2022, net	$82,820,247	$672,960	$217,582	$234,294	$83,945,083

Balance on March 31, 2022, net	$81,270,519	$607,779	$217,582	$232,430	$82,328,310

(Concluded)

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033 and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 1 to 20 years. Goodwill is not amortized.

19.	OTHER ASSETS

	March 31, 2022	December 31, 2021	March 31, 2021
Spare parts	$3,154,141	$2,836,191	$2,074,582
Refundable deposits	2,059,771	1,971,058	1,938,725
Other financial assets	1,000,000	1,000,000	1,000,000
Others	2,061,842	2,034,331	2,210,282

	$8,275,754	$7,841,580	$7,223,589

Current
Spare parts	$3,154,141	$2,836,191	$2,074,582
Others	198,022	142,589	158,425

	$3,352,163	$2,978,780	$2,233,007

Noncurrent
Refundable deposits	$2,059,771	$1,971,058	$1,938,725
Other financial assets	1,000,000	1,000,000	1,000,000
Others	1,863,820	1,891,742	2,051,857

	$4,923,591	$4,862,800	$4,990,582

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government.

This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

20.	HEDGING FINANCIAL INSTRUMENTS

Chunghwa’s hedge strategy is to enter into forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

March 31, 2022

			Notional Amount (In Thousands)			Forward Rate	Line Item in Balance Sheet	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge Ineffectiveness
Hedging Instruments	Currency				Maturity			Asset	Liability
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$	238,038 /EUR 7,700	2022.06	$30.91	Hedging financial assets (liabilities)	$8,055	$—	$16,341

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge
Forecast equipment purchases	$(16,341)	$8,055	$—

December 31, 2021

			Notional Amount			Forward	Line Item in		Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency		(In Thousands)		Maturity	Rate	Balance Sheet		Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases -forward exchange contracts	NT$	/EUR	NT$	227,780/ EUR 7,000	2022.03	$32.54	Hedging financial assets	(liabilities)	$—	$8,286	$(10,038)

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge
Forecast equipment purchases	$10,038	$(8,286)	$—

March 31, 2021

			Notional Amount			Forward	Line Item in		Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency		(In Thousands)		Maturity	Rate	Balance Sheet		Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases -forward exchange contracts	NT$	/EUR	NT$	495,142 /EUR 14,700	2021.06	$33.68	Hedging financial assets	(liabilities)	$—	$1,864	$(3,616)

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge
Forecast equipment purchases	$3,616	$(1,864)	$—

Three months ended March 31, 2022

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$16,341	$—	—	$(7,816)	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Three months ended March 31, 2021

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$(3,616)	$—	—	$154	$—
				Construction in progress and equipment to be accepted	Other gains and losses

21.	SHORT-TERM LOANS

	March 31, 2022	December 31, 2021	March 31, 2021
Unsecured bank loans	$65,000	$65,000	$60,000

The annual interest rates of bank loans were as follows:

	March 31, 2022	December 31, 2021	March 31, 2021
Unsecured bank loans	1.97%~2.71%	1.97%~2.43%	1.97%~2.43%

22.	SHORT-TERM BILLS PAYABLE

	March 31, 2022	December 31, 2021	March 31, 2021
Commercial paper payable	$—	$—	$5,000,000
Less: Discounts on commercial paper payable	—	—	(511)

	$—	$—	$4,999,489

The annual interest rates of commercial paper payable were as follows:

	March 31, 2022	December 31, 2021	March 31, 2021
Commercial paper payable	—	—	0.13%~0.21%

23.	LONG-TERM LOANS

	March 31, 2022	December 31, 2021	March 31, 2021
Secured bank loans (Note 39)	$1,600,000	$1,600,000	$1,600,000
Less: Current portion	—	—	(1,600,000)

	$1,600,000	$1,600,000	$—

The annual interest rates of bank loans were as follows:

	March 31, 2022	December 31, 2021	March 31, 2021
Secured bank loans	0.89%	0.89%	0.72%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand were originally due in December 2014 and September 2015, respectively. In October 2014, the bank borrowing mentioned above was extended to September 2018 for one time repayment. LED made an early repayment of $50,000 thousand in April 2015. LED entered into a contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in December 2017 and the due date of the renewed contract is September 2021. Furthermore, LED entered into another contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in August 2021 and the due date of the renewed contract is September 2024.

24.	BONDS PAYABLE

	March 31, 2022	December 31, 2021	March 31, 2021
Unsecured domestic bonds	$30,500,000	$27,000,000	$20,000,000
Less: Discounts on bonds payable	(26,648)	(23,325)	(18,892)

	$30,473,352	$26,976,675	$19,981,108

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020-1	A	July 2020 to July 2025	$8,800,000	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500,000	0.54%	The same as above
	C	July 2020 to July 2030	3,700,000	0.59%	The same as above
2021-1	A	April 2021 to April 2026	1,900,000	0.42%	The same as above
	B	April 2021 to April 2028	4,100,000	0.46%	The same as above
	C	April 2021 to April 2031	1,000,000	0.50%	The same as above
2022-1 (Sustainable Bond)	-	March 2022 to March 2027	3,500,000	0.69%	The same as above

25.	TRADE NOTES AND ACCOUNTS PAYABLE

	March 31, 2022	December 31, 2021	March 31, 2021
Trade notes and accounts payable	$11,823,029	$18,063,288	$9,689,794

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

26.	OTHER PAYABLES

	March 31, 2022	December 31, 2021	March 31, 2021
Accrued salary and compensation	$7,484,267	$10,125,732	$6,413,928
Accrued compensation to employees and remuneration to directors and supervisors	2,530,745	1,997,277	2,174,260
Payables to contractors	1,850,128	3,014,677	3,068,961
Amounts collected for others	1,692,412	1,426,443	1,347,333
Payables to equipment suppliers	993,714	1,153,550	859,084
Accrued maintenance costs	899,657	1,010,892	923,021
Others	6,214,077	5,708,137	7,809,931

	$21,665,000	$24,436,708	$22,596,518

27.	PROVISIONS

	March 31, 2022	December 31, 2021	March 31, 2021
Warranties	$203,065	$213,537	$186,249
Onerous contracts	121,481	146,541	181,539
Employee benefits	64,450	62,833	58,279
Others	3,767	3,767	4,097

	$392,763	$426,678	$430,164

(Continued)

	March 31, 2022	December 31, 2021	March 31, 2021
Current	$251,488	$284,813	$325,747
Noncurrent	141,275	141,865	104,417

	$392,763	$426,678	$430,164

(Concluded)

	Warranties	Onerous Contracts	Employee Benefits	Others	Total
Balance on January 1, 2021	$182,431	$170,433	$57,210	$4,097	$414,171
Additional provisions recognized	16,594	11,106	1,457	—	29,157
Used / forfeited during the period	(12,776)	—	(388)	—	(13,164)

Balance on March 31, 2021	$186,249	$181,539	$58,279	$4,097	$430,164

Balance on January 1, 2022	$213,537	$146,541	$62,833	$3,767	$426,678
Additional / (reversal of) provisions recognized	11,440	(25,060)	1,617	—	(12,003)
Used / forfeited during the period	(21,928)	—	—	—	(21,928)
Effect of foreign exchange differences	16	—	—	—	16

Balance on March 31, 2022	$203,065	$121,481	$64,450	$3,767	$392,763

a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

28.	RETIREMENT BENEFIT PLANS

Relevant pension costs for defined benefit plans which were determined by the pension cost rates of actuarial valuation as of December 31, 2021 and 2020 were as follows:

	Three Months Ended March 31
	2022	2021
Operating costs	$142,112	$181,663
Marketing expenses	89,873	91,888
General and administrative expenses	21,011	19,659
Research and development expenses	9,101	10,905

	$262,097	$304,115

29.	EQUITY

a.	Share capital

1)	Common stocks

	March 31, 2022	December 31, 2021	March 31, 2021
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of March 31, 2022, the outstanding ADSs were 207,381 thousand common stocks, which equaled 20,738 thousand units and represented 2.67% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the three months ended March 31, 2022 and 2021 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2021	$147,329,386	$186,828	$2,087,957	$987,611	$21,519	$20,648,078	$171,261,379
Share-based payment transactions of subsidiaries	—	—	15,568	—	—	—	15,568

Balance on March 31, 2021	$147,329,386	$186,828	$2,103,525	$987,611	$21,519	$20,648,078	$171,276,947

(Continued)

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2022	$147,329,386	$186,391	$2,104,672	$987,611	$23,487	$20,648,078	$171,279,625
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(1,159)	—	—	—	—	(1,159)
Share-based payment transactions of subsidiaries	—	—	13,147	—	—	—	13,147

Balance on March 31, 2022	$147,329,386	$185,232	$2,117,819	$987,611	$23,487	$20,648,078	$171,291,613

(Concluded)

Additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between consideration received and the carrying amount of the subsidiaries net assets upon disposal may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the Chunghwa’s Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

The Company should appropriate a special reserve when the net amount of other equity items is negative at the end of reporting period upon the earnings distribution. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2021 earnings of Chunghwa proposed by the Chunghwa’s Board of Directors on February 23, 2022 and the appropriations of the 2020 earnings of Chunghwa approved by the stockholders in their meetings on August 20, 2021 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2021	For Fiscal Year 2020	For Fiscal Year 2021	For Fiscal Year 2020
Special reserve	$408,150	$—
Cash dividends	35,746,314	33,403,565	$4.608	$4.306

The appropriations of earnings for 2021 are subject to the resolution of the stockholders’ meeting planned to be held on May 27, 2022. Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others

1) Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2) Unrealized gain or loss on financial assets at FVOCI

	Three Months Ended March 31
	2022	2021
Beginning balance	$(7,588)	$1,239,901
Unrealized gain or loss for the period
Equity instruments	(34,295)	(945,986)
Share of loss of associates and joint ventures accounted for using equity method	(3,200)	—
Transferred accumulated gain or loss to unappropriated earnings resulting from the disposal of equity instruments (Note 8)	—	(94,392)

Ending balance	$(45,083)	$199,523

e.	Noncontrolling interests

	Three Months Ended March 31
	2022	2021
Beginning balance	$11,927,604	$11,327,441
Shares attributed to noncontrolling interests
Net income for the period	331,397	316,686
Exchange differences arising from the translation of the foreign operations	12,094	(2,261)
Unrealized gain or loss on financial assets at FVOCI	(10,265)	637
Share of other comprehensive income of associates and joint ventures accounted for using equity method	1,489	87

(Continued)

	Three Months Ended March 31
	2022	2021
Cash dividends distributed by subsidiaries	$(370,957)	$—
Changes in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	(51)	—
Share-based payment transactions of subsidiaries	38,269	41,161

Ending balance	$11,929,580	$11,683,751

(Concluded)

30.	REVENUES

	Three Months Ended March 31
	2022	2021
Revenue from contracts with customers	$50,871,121	$49,814,836

Other revenues
Rental income	244,646	227,079
Government grants income	125,199	19,622
Others	53,773	39,458

	423,618	286,159

	$51,294,739	$50,100,995

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Significant Accounting Policies to the consolidated financial statements for the year ended December 31, 2021 for details.

a.	Disaggregation of revenue

Please refer to Note 44 Segment Information for details.

b.	Contract balances

	March 31, 2022	December 31, 2021	March 31, 2021	January 1, 2021
Trade notes and accounts receivable (Note 9)	$21,069,723	$23,947,107	$21,391,359	$22,621,902

Contract assets

Products and service bundling	$7,363,726	$7,197,206	$7,205,888	$7,232,134
Others	950,466	982,688	545,567	612,206
Less: Loss allowance	(18,488)	(18,080)	(17,899)	(17,792)

	$8,295,704	$8,161,814	$7,733,556	$7,826,548

(Continued)

	March 31, 2022	December 31, 2021	March 31, 2021	January 1, 2021
Current	$5,539,500	$5,554,070	$5,246,566	$5,331,246
Noncurrent	2,756,204	2,607,744	2,486,990	2,495,302

	$8,295,704	$8,161,814	$7,733,556	$7,826,548

Contract liabilities
Telecommunications business	$13,079,286	$13,143,598	$13,303,693	$13,601,662
Project business	6,099,624	5,435,268	6,615,715	6,686,561
Products and service bundling	2,878	4,168	12,794	16,404
Others	420,289	491,298	548,535	421,166

	$19,602,077	$19,074,332	$20,480,737	$20,725,793

Current	$12,701,430	$12,234,276	$13,264,677	$13,436,706
Noncurrent	6,900,647	6,840,056	7,216,060	7,289,087

	$19,602,077	$19,074,332	$20,480,737	$20,725,793

(Concluded)

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

c.	Incremental costs of obtaining contracts

	March 31, 2022	December 31, 2021	March 31, 2021
Noncurrent
Incremental costs of obtaining contracts	$967,462	$987,656	$961,667

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable; therefore, such costs were capitalized. Amortization expenses for the three months ended March 31, 2022 and 2021 are $210,872 thousand and $194,880 thousand, respectively.

31.	NET INCOME

a.	Other income and expenses

	Three Months Ended March 31
	2022	2021
Gain (loss) on disposal of property, plant and equipment, net	$(1,357)	$2,569

b.	Other income

	Three Months Ended March 31
	2022	2021
Rental income	$19,449	$16,072
Others	24,934	25,899

	$44,383	$41,971

c.	Other gains and losses

	Three Months Ended March 31
	2022	2021
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	$(94,077)	$133,841
Foreign currency exchange gain or loss, net	(28,908)	38,204
Gain on disposal of financial instruments, net	728	186
Others	13,931	(8,110)

	$(108,326)	$164,121

d.	Interest expenses

	Three Months Ended March 31
	2022	2021
Interest on bonds payable	$35,683	$27,419
Interest on lease liabilities	16,331	17,960
Interest paid to financial institutions	3,992	5,322
Others	6	25

	$56,012	$50,726

e.	Impairment loss

	Three Months Ended March 31
	2022	2021
Contract assets	$408	$107

Trade notes and accounts receivable	$86,521	$42,751

Other receivables	$14,457	$711

Inventories	$40,452	$32,919

f.	Depreciation and amortization expenses

	Three Months Ended March 31
	2022	2021
Property, plant and equipment	$7,091,023	$6,842,270
Right-of-use assets	949,740	995,310
Investment properties	10,547	10,568
Intangible assets	1,634,584	1,641,037
Incremental costs of obtaining contracts	210,872	194,880

Total depreciation and amortization expenses	$9,896,766	$9,684,065

Depreciation expenses summarized by functions
Operating costs	$7,565,322	$7,384,251
Operating expenses	485,988	463,897

	$8,051,310	$7,848,148

Amortization expenses summarized by functions
Operating costs	$1,797,521	$1,784,636
Marketing expenses	19,976	23,656
General and administrative expenses	16,789	17,792
Research and development expenses	11,170	9,833

	$1,845,456	$1,835,917

g.	Employee benefit expenses

	Three Months Ended March 31
	2022	2021
Post-employment benefit
Defined contribution plans	$206,808	$192,547
Defined benefit plans	262,097	304,115

	468,905	496,662

Share-based payment
Equity-settled share-based payment	4,003	4,061

Other employee benefit (Note)	10,865,724	10,549,101

Total employee benefit expenses	$11,338,632	$11,049,824

Summary by functions
Operating costs	$5,506,617	$5,692,531
Operating expenses	5,832,015	5,357,293

	$11,338,632	$11,049,824

Note: Other employee benefit mainly includes salaries, compensation and labor and health insurance expenses, etc.

Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income.

If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2021 and 2020 approved by the Board of Directors on February 23, 2022 and 2021, respectively, were as follows. The compensation to the employees and remuneration to the directors of 2021 will be reported to the stockholders in their meeting planned to be held on May 27, 2022.

	Cash
	2021	2020
Compensation distributed to the employees	$1,429,000	$1,202,448
Remuneration paid to the directors	38,552	35,803

There was no difference between the initial accrued amounts recognized in 2021 and 2020 and the amounts approved by the Board of Directors in 2022 and 2021 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

32.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Three Months Ended March 31
	2022	2021
Current tax
Current tax expenses recognized for the period	$2,251,068	$2,117,788
Income tax adjustments on prior years	—	(29,722)
Others	391	154

	2,251,459	2,088,220

Deferred tax
Deferred tax expenses recognized for the period	31,949	112,983
Income tax adjustments on prior years	8	(2,485)

	31,957	110,498

Income tax recognized in profit or loss	$2,283,416	$2,198,718

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%, while the applicable tax rate used by subsidiaries in China is 25%. Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.	Income tax examinations

Income tax returns of Chunghwa, Aval, Wiin, CHYP, CHSI, CHPT, SHE, CHST and HHI have been examined by the tax authorities through 2019. Income tax returns of SENAO, ISPOT, Youth, Youyi, SENYOUNG, Senaolife, CHI, CHIEF, Unigate, SFD, CLPT, CHTSC, LED, IISI and UTC has been examined by the tax authorities through 2020.

33.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended March 31
	2022	2021
Net income used to compute the basic earnings per share
Net income attributable to the parent	$9,059,580	$8,804,944
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(1,002)	(922)

Net income used to compute the diluted earnings per share	$9,058,578	$8,804,022

Weighted	Average Number of Common Stocks

(Thousand Shares)

	Three Months Ended March 31
	2022	2021
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	8,421	8,124

Weighted average number of common stocks used to compute the diluted earnings per share	7,765,868	7,765,571

As Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and take those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

34.	SHARE-BASED PAYMENT ARRANGEMENT

a.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by CHIEF’s Board of Directors	Stock Options Units	Exercise Price (NT$)
2020.09.16	2020.10.26	200.00	$199.70
			(Original price $ 206.00)
2017.12.18	2018.10.31	50.00	$134.50
			(Original price$147.00)
	2017.12.19	950.00	$128.70
			(Original price$147.00)

Each option is eligible to subscribe for one thousand common stocks when exercisable. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

The Board of Directors of CHIEF resolved to issue stock options on October 26, 2020 and authorized the chairman to decide the grant date. Afterwards, the grant date was decided as November 13, 2020.

The compensation costs for stock options for the three months ended March 31, 2022 and 2021 were as follows:

	Three Months Ended March 31
	2022	2021
Granted on November 13, 2020	$2,431	$2,432
Granted on October 31, 2018	17	42
Granted on December 19, 2017	—	52

	$2,448	$2,526

CHIEF modified the plan terms of stock options granted on November 13, 2020 in September 2021; therefore, the exercise price changed from $206.00 to $199.70 per share. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on October 31, 2018 in September 2021; therefore, the exercise price changed from $138.70 to $134.50 per share. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on December 19, 2017 in September 2021; therefore, the exercise price changed from $132.70 to $128.70 per share. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the three months ended March 31, 2022 and 2021 was as follows:

	Three Months Ended March 31, 2022
	Granted on November 13, 2020		Granted on October 31, 2018		Granted on December 19, 2017
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	194.00	$199.70	10.50	$134.50	213.25	$128.70
Options exercised	—	—	—	—	(212.25)	128.70

Options outstanding at end of the period	194.00	199.70	10.50	134.50	1.00	128.70

Options exercisable at end of the period	—	—	—	—	1.00	128.70

Weighted average remaining contractual life (years)	3.62		1.58		0.72

	Three Months Ended March 31, 2021
	Granted on November 13, 2020		Granted on October 31, 2018		Granted on December 19, 2017
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	200.00	$206.00	21.00	$138.70	427.50	$132.70
Options exercised	—	—	—	—	(213.75)	132.70

Options outstanding at end of the period	200.00	206.00	21.00	138.70	213.75	132.70

Options exercisable at end of the period	—	—	—	—	—	—

Weighted average remaining contractual life (years)	4.62		2.58		1.72

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on November 13, 2020	Stock Options Granted on October 31, 2018	Stock Options Granted on December 19, 2017
Grant-date share price (NT$)	$356.00	$166.00	$95.92
Exercise price (NT$)	$206.00	$147.00	$147.00
Dividend yield	—	—	—
Risk-free interest rate	0.18%	0.72%	0.62%
Expected life	5 years	5 years	5 years
Expected volatility	34.61%	16.60%	17.35%
Weighted average fair value of grants (NT$)	$173,893	$33,540	$2,318

The expected volatility for the options granted in 2020 was based on CHIEF’s average annualized historical share price volatility from June 5, 2018, CHIEF’s listing date on Taipei Exchange, to the grant date. The expected volatilities for the options granted from 2017 and 2018 were based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

b.	CHTSC share-based compensation plan (“CHTSC Plan”) described as follows:

The Board of Directors of CHTSC resolved to issue 4,500 and 3,500 stock options on December 20, 2019 and February 20, 2021, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price are both $19.085 per share. The options are granted to specific employees that meet the vesting conditions. The CHTSC Plan has an exercise price adjustment formula upon the changes in common stocks. The options of the CHTSC Plan are valid for five years and the graded vesting schedule will vest one year after the grant date.

The compensation costs for stock options for the three months ended March 31, 2022 and 2021 were as follows:

	Three Months Ended March 31
	2022	2021
Granted on February 20, 2021	$889	$691
Granted on December 20, 2019	395	731

	$1,284	$1,422

Information about CHTSC’s outstanding stock options for the three months ended March 31, 2022 and 2021 were as follows:

	Three Months Ended March 31, 2022
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	3,324	$19.085	3,174	$19.085
Options exercised	—	—	(1,053)	19.085
Options forfeited	(16)	—	—

Options outstanding at end of the period	3,308	19.085	2,121	19.085

Options exercisable at end of the period	820	19.085	5	19.085

Weighted average remaining contractual life (years)	3.89		2.72

	Three Months Ended March 31, 2021
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	—	$—	4,328	$19.085
Options granted	3,500	19.085	—	—

(Continued)

	Three Months Ended March 31, 2021
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Options exercised	—	$—	(1,082)	$19.085

Options outstanding at end of the period	3,500	19.085	3,246	19.085

Options exercisable at end of the period	—	—	—	—

Weighted average remaining contractual life (years)	4.89		3.72

(Concluded)

CHTSC used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on Ferbuary 20, 2021	Stock Options Granted on December 20, 2019
Grant-date share price (NT$)	$23.76	$20.17
Exercise price (NT$)	$19.085	$19.085
Dividend yield	15.18%	12.49%
Risk-free interest rate	0.25%	0.54%
Expected life	5 years	5 years
Expected volatility	47.35%	42.41%
Weighted average fair value of grants (NT$)	$3,350	$2,470

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

c.	IISI share-based compensation plan (“IISI Plan”) described as follows:

IISI issued 1,665 stock options in January 2014. Each option is eligible to subscribe for one thousand common stocks when exercisable. The options are granted to specific employees of IISI and its subsidiaries that meet the vesting conditions. The options of the IISI Plan are valid for seven years and the graded vesting schedule will vest at certain percentages starting from two years after the grant date. The exercise price of the original options is $14 per share. After the options are issued, if the common stocks of IISI change, the exercise price of the options should be adjusted according to the prescribed formula.

Information about IISI’s outstanding stock options for the three months ended March 31, 2021 was as follows:

	Three Months Ended March 31, 2021
	Granted in January 2014
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	530.00	$14.00
Options exercised	(261.00)	14.00
Options forfeited	(269.00)	—

Options outstanding at end of the period	—	—

Options exercisable at end of the period	—	—

Weighted average remaining contractual life (years)	—

No compensation cost of stock options granted was recognized for the three months ended March 31, 2021.

IISI used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted in January 2014
Grant-date share price (NT$)	$14.51
Exercise price (NT$)	$14.00
Dividend yield	6%
Risk-free interest rate	1.16%~1.32%
Expected life	4.5~5.5 years
Expected volatility	35.28%~35.97%
Weighted average fair value of grants (NT$)	$2,345

Expected volatility was based on the average annualized historical share price volatility of IISI’s comparable companies before the grant date.

d.	CLPT share-based compensation plan (“CLPT Plan”) described as follows:

The Board of Directors of CLPT resolved to issue 690 stock options on February 26, 2021. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price is $15.90 per share (original price is $16.87 per share). The options are granted to specific employees that meet the vesting conditions. The CLPT Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the

CLPT Plan are valid for four years and the graded vesting schedule will vest two years after the grant date.

The compensation costs were $271 thousand and $113 thousand for the three months ended March 31, 2022 and 2021, respectively.

CLPT modified the plan terms of stock options granted on February 26, 2021 in September 2021; therefore, the exercise price changed from $16.87 to $15.90 per share. The modification did not cause any incremental fair value granted.

Information about CLPT’s outstanding stock options for the three months ended March 31, 2022 and 2021 was as follows:

	Three Months Ended March 31
	2022		2021
	Granted on February 26, 2021		Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	550	$15.90	—	$—
Options granted	—	—	690	16.87

Options outstanding at end of the period	550	15.90	690	16.87

Options exercisable at end of the period	—	—	—	—

Weighted average remaining contractual life (years)	2.91		3.91

CLPT used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on February 26, 2021
Grant-date share price (NT$)	$17.63
Exercise price (NT$)	$16.87
Dividend yield	—
Risk-free interest rate	0.31%
Expected life	4 years
Expected volatility	35.22%
Weighted average fair value of grants (NT$)	$4,750

Expected volatility was based on the average annualized historical share price volatility of CLPT’s comparable companies before the grant date.

35.	CASH FLOW INFORMATION

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

Investing activities	Three Months Ended March 31
	2022	2021
Increase in property, plant and equipment	$3,903,045	$5,554,052
Changes in other payables	1,324,606	(1,110,810)

Acquisition of property, plant and equipment	$5,227,651	$4,443,242

Disposal of financial assets at fair value through other comprehensive income	$—	$2,635,568
Changes in other current monetary assets	—	270,321

Proceeds from disposal of financial assets at fair value through other comprehensive income	$—	$2,905,889

Financing Activities

	Balance on January 1,	Cash Flows From Financing	Changes in Non-Cash Transactions		Cash Flows From Operation Activities -	Balance on March 31,
	2022	Activities	New Leases	Others	Interest Paid	2022
Lease liabilities	$10,272,253	$(1,057,594)	$667,148	$38,489	$(16,331)	$9,903,965

	Balance on January 1,	Cash Flows From Financing	Changes in Non-Cash Transactions		Cash Flows From Operation Activities -	Balance on March 31,
	2021	Activities	New Leases	Others	Interest Paid	2021
Lease liabilities	$9,596,667	$(1,018,514)	$814,854	$(56,086)	$(17,960)	$9,318,961

36.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital. According to the management’s suggestions, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and issuing new debt or repaying debt.

37.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except those listed in the table below, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated.

	March 31, 2022		December 31, 2021		March 31, 2021
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Financial liabilities measured at amortized cost
Bonds payable	$30,473,352	$30,509,155	$26,976,675	$27,082,090	$19,981,108	$20,083,133

The fair value of bonds payable is measured using Level 2 inputs. The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.	Financial instruments that are measured at fair value on a recurring basis

March 31, 2022

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$2,738	$—	$2,738
Listed stocks	452	—	—	452
Non-listed stocks	—	—	783,493	783,493
Limited partnership	—	—	22,451	22,451

	$452	$2,738	$805,944	$809,134

Hedging financial assets	$—	$8,055	$—	$8,055

Financial assets at FVOCI
Listed stocks	$366,443	$—	$—	$366,443
Non-listed stocks	—	—	3,207,841	3,207,841

	$366,443	$—	$3,207,841	$3,574,284

December 31, 2021

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Listed stocks	$2,566	$—	$—	$2,566
Non-listed stocks	—	—	884,670	884,670
Limited partnership	—	—	24,105	24,105

	$2,566	$—	$908,775	$911,341

Financial assets at FVOCI
Listed stocks	$458,582	$—	$—	$458,582
Non-listed stocks	—	—	3,157,306	3,157,306

	$458,582	$—	$3,157,306	$3,615,888

Financial liabilities at FVTPL
Derivatives	$—	$6,180	$—	$6,180

Hedging financial liabilities	$—	$8,286	$—	$8,286

March 31, 2021

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Listed stocks	$8,061	$—	$—	$8,061
Non-listed stocks	—	—	816,602	816,602

	$8,061	$—	$816,602	$824,663

Financial assets at FVOCI
Listed stocks	$150,803	$—	$—	$150,803
Non-listed stocks	—	—	3,499,537	3,499,537

	$150,803	$—	$3,499,537	$3,650,340

Financial liabilities at FVTPL
Derivatives	$—	$3,867	$—	$3,867

Hedging financial liabilities	$—	$1,864	$—	$1,864

There were no transfers between Levels 1 and 2 for the three months ended March 31, 2022 and 2021.

The reconciliations for financial assets measured at Level 3 were listed below:

Three months ended March 31, 2022

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2022	$908,775	$3,157,306	$4,066,081
Recognized in profit or loss under “Other gains and losses”	(102,831)	—	(102,831)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	50,535	50,535

Balance on March 31, 2022	$805,944	$3,207,841	$4,013,785

Unrealized gain or loss for the three months ended March 31, 2022	$(102,831)

Three months ended March 31, 2021

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2021	$677,202	$4,438,999	$5,116,201
Acquisition	—	33,000	33,000
Recognized in profit or loss under “Other gains and losses”	139,400	—	139,400
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	(972,462)	(972,462)

Balance on March 31, 2021	$816,602	$3,499,537	$4,316,139

Unrealized gain or loss for the three months ended March 31, 2021	$139,400

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active markets, using the income approach, in which the discounted cash flow is used to capture the present value of the expected future economic benefits to be derived from the ownership of these investees, or using assets approach. The Company originally used the market approach to measure the fair value of its investment in Taipei Financial Center Corp.; however, as the stock market was impacted by COVID-19 pandemic, the multiples of the referenced companies were changed significantly. With continuing impact of COVID-19 pandemic, the Company evaluated that the income approach, instead of the former market approach, would better reflect the future cash flows of Taipei Financial Center Corp. Therefore, the Company changed its valuation technique to the income approach starting from the second quarter of 2021. The significant unobservable inputs used were listed in the below table. An increase in growth rate of long-term revenue, a decrease in discount for the lack of marketability or noncontrolling interests discount, or a decrease in the discount rate would result in increases in the fair values.

	March 31, 2022	December 31, 2021	March 31, 2021
Discount for lack of marketability	16.05%~20.00%	16.05%~20.00%	14.73%~20.00%
Noncontrolling interests discount	17.29%~25.00%	17.29%~25.00%	17.29%~25.00%
Growth rate of long-term revenue	0.19%	0.19%	-
Discount rate	7.22%	8.50%	-

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of equity investments would increase (decrease) as below table.

	March 31, 2022	March 31, 2021
Discount for lack of marketability
5% increase	$(26,748)	$(233,202)

5% decrease	$26,748	$233,202

Noncontrolling interests discount
5% increase	$(13,976)	$(17,205)

5% decrease	$13,976	$17,205

Long-term revenue growth rates
0.1% increase	$27,996	$—

0.1% decrease	$(27,458)	$—

Discount rate
1% increase	$(330,677)	$—

1% decrease	$409,131	$—

Categories of Financial Instruments

	March 31, 2022	December 31, 2021	March 31, 2021
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$809,134	$911,341	$824,663
Hedging financial assets	8,055	—	—
Financial assets at amortized cost (Note a)	77,428,517	71,799,195	66,028,573
Financial assets at FVOCI	3,574,284	3,615,888	3,650,340

(Continued)

	March 31, 2022	December 31, 2021	March 31, 2021
Financial liabilities
Measured at FVTPL
Held for trading	$—	$6,180	$3,867
Hedging financial liabilities	—	8,286	1,864
Measured at amortized cost (Note b)	60,741,663	64,746,363	55,395,249

(Concluded)

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets), which were financial assets measured at amortized cost.

Note b:	The balances included short-term loans, short-term bills payable, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits, bonds payable and long-term loans (included current portion) which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity investments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, loans, short-term bills payable and bonds payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	March 31, 2022	December 31, 2021	March 31, 2021
Assets
USD	$1,913,819	$2,009,607	$2,473,347
EUR	50,475	48,962	33,152
SGD	121,252	259,571	266,901
JPY	33,487	37,123	18,616
RMB	83,858	88,654	40,062
HKD	6,505	69,776	69,033
Liabilities
USD	859,584	889,578	705,777
EUR	694,643	861,481	721,827
SGD	1,990,100	1,964,490	989,769
JPY	10,143	12,662	7,706
RMB	41,873	38,521	102
HKD	20,585	15,792	7,695

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	March 31, 2022	December 31, 2021	March 31, 2021
Assets
EUR	$10,793	$—	$—
Liabilities
EUR	—	14,466	5,731

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD, JPY, RMB and HKD as listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Three Months Ended March 31
	2022	2021
Profit or loss
Monetary assets and liabilities (a)
USD	$52,712	$88,379
EUR	(32,208)	(34,434)
SGD	(93,442)	(36,143)

(Continued)

	Three Months Ended March 31
	2022	2021
JPY	$1,167	$546
RMB	2,099	1,998
HKD	(704)	3,067
Derivatives (b)
EUR	8,778	8,638
Equity
Derivatives (c)
EUR	12,289	24,608

(Concluded)

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.

b)	This is mainly attributable to forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	March 31, 2022	December 31, 2021	March 31, 2021
Fair value interest rate risk
Financial assets	$39,301,834	$27,670,982	$29,746,090
Financial liabilities	40,377,317	37,248,928	34,299,558
Cash flow interest rate risk
Financial assets	11,877,021	14,171,472	10,204,551
Financial liabilities	1,665,000	1,665,000	1,660,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $25,530 thousand and $21,361 thousand for the three months ended March 31, 2022 and 2021, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets, short-term and long-term loans.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $40,320 thousand and $178,714 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the three months ended March 31, 2022. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $41,233 thousand and $182,517 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the three months ended March 31, 2021.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in the consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

March 31, 2022

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$31,171,376	$—	$2,530,745	$4,916,202	$—	$38,618,323
Floating interest rate instruments	0.96	—	65,000	—	1,600,000	—	1,665,000
Fixed interest rate instruments	0.53	—	—	—	14,200,000	16,300,000	30,500,000

		$31,171,376	$65,000	$2,530,745	$20,716,202	$16,300,000	$70,783,323

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,048,931	$4,019,354	$1,791,040	$1,170,445	$10,029,770

December 31, 2021

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$40,894,077	$—	$1,997,277	$5,336,343	$—	$48,227,697
Floating interest rate instruments	0.95	—	15,000	50,000	1,600,000	—	1,665,000
Fixed interest rate instruments	0.51	—	—	—	10,700,000	16,300,000	27,000,000

		$40,894,077	$15,000	$2,047,277	$17,636,343	$16,300,000	$76,892,697

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,227,909	$4,125,893	$1,808,056	$1,243,987	$10,405,845

March 31, 2021

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$29,650,602	$786,069	$2,174,260	$4,731,909	$—	$37,342,840
Floating interest rate instruments	0.77	—	50,000	1,610,000	—	—	1,660,000
Fixed interest rate instruments	0.48	5,000,000	—	—	8,800,000	11,200,000	25,000,000

		$34,650,602	$836,069	$3,784,260	$13,531,909	$11,200,000	$64,002,840

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,316,670	$4,146,909	$1,658,759	$354,212	$9,476,550

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
March 31, 2022
Gross settled
Forward exchange contracts
Inflow	$—	$421,866	$—	$—	$421,866
Outflow	—	411,073	—	—	411,073

	$—	$10,793	$—	$—	$10,793

December 31, 2021
Gross settled
Forward exchange contracts
Inflow	$—	$470,395	$—	$—	$470,395
Outflow	—	484,861	—	—	484,861

	$—	$(14,466)	$—	$—	$(14,466)

March 31, 2021
Gross settled
Forward exchange contracts
Inflow	$—	$666,351	$—	$—	$666,351
Outflow	—	672,082	—	—	672,082

	$—	$(5,731)	$—	$—	$(5,731)

2)	Financing facilities

	March 31, 2022	December 31, 2021	March 31, 2021
Facilities of unsecured bank loan and commercial paper payable
Amount used	$65,000	$65,000	$5,060,800
Amount unused	62,154,055	61,620,489	51,862,487

	$62,219,055	$61,685,489	$56,923,287

Secured bank loan facility
Amount used	$1,600,000	$1,600,000	$1,600,000
Amount unused	—	—	20,000

	$1,600,000	$1,600,000	$1,620,000

38.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers, has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. Except for those disclosed in other notes or this note, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Senao Networks, Inc.	Associate
EnRack Tech. Co., Ltd.	Subsidiary of the Company’s associate, Senao Networks, Inc.
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
ST-2 Satellite Ventures Pte., Ltd.	Associate
CHT Infinity Singapore Pte. Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Alliance Digital Tech Co., Ltd.	Associate (Note 1)
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd.	Associate
WiAdvance Technology Corporation	Associate
AgriTalk Technology Inc.	Associate (Note 2)
Imedtac Co., Ltd.	Associate (Note 2)
Baohwa Trust Co., Ltd.	Associate
Chunghwa SEA Holdings	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Engenius Technologies Co., Ltd.	Chairman of Engenius Technologies Co., Ltd. is a member of SENAO’s management
Cheng Keng Investment Co., Ltd.	Chairman of Cheng Keng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family

(Continued)

Company	Relationship
Cheng Feng Investment Co., Ltd.	Chairman of Cheng Feng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
All Oriented Investment Co., Ltd.	Chairman of All Oriented Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Hwa Shun Investment Co., Ltd.	Chairman of Hwa Shun Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Yu Yu Investment Co., Ltd.	Chairman of Yu Yu Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Divine Fine Foods & Wine Inc.	Chairman of Divine Fine Foods & Wine Inc. and SENAO’s chief executive officer are members of an immediate family (Note 3)
Kangsin Co., Ltd.	Chairman of Kangsin Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Advantech Co., Ltd.	Investor of significant influence over IISI

(Concluded)

Note 1:	ADT completed its liquidation in August 2021. Please refer to Note 14.

Note 2:

ATT and IME were previously treated as financial assets at FVOCI. As the Company acquired seats in the Board of Directors of each company and has significant influence over ATT and IME in July and August 2021, respectively, these investments are reclassified as associates. Please refer to Note 14.

Note 3:	Divine Fine Foods & Wine Inc. replaced its responsible persons in October 2021. Since then, Divine Fine Foods & Wine Inc. is no longer a related party of the Company.

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended March 31
	2022	2021
Associates	$70,588	$70,391
Others	14,307	12,778

	$84,895	$83,169

	Operating Costs and Expenses
	Three Months Ended March 31
	2022	2021
Associates	$237,676	$138,287
Others	62,818	55,929

	$300,494	$194,216

2)	Non-operating transactions

	Non-operating Income and Expenses
	Three Months Ended March 31
	2022	2021
Associates	$9,391	$9,418
Others	287	351

	$9,678	$9,769

3)	Receivables

	March 31, 2022	December 31, 2021	March 31, 2021
Associates	$34,351	$34,864	$31,200
Others	5,294	6,664	3,003

	$39,645	$41,528	$34,203

4)	Contract liabilities-current

	March 31, 2022	December 31, 2021	March 31, 2021
Associates	$—	$—	$182,857

5)	Payables

	March 31, 2022	December 31, 2021	March 31, 2021
Associates	$206,595	$385,327	$321,139
Others	7,497	6,031	3,480

	$214,092	$391,358	$324,619

6)	Customers’ deposits

	March 31, 2022	December 31, 2021	March 31, 2021
Associates	$24,686	$16,120	$8,420

7)	Acquisition of property, plant and equipment

	Three Months Ended March 31
	2022	2021
Associates	$—	$40,428

8)	Acquisition of intangible assets

	Three Months Ended March 31
	2022	2021
Associates	$677	$—

9)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SGD 260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011 and began its official operation in August 2011. As ST-2 satellite is in good operating condition, the useful life is extended for another 3 years and 3 months after evaluation in 2021. The Board of Directors of Chunghwa approved to extend the lease period accordingly with the original contract terms in December 2021; therefore, Chunghwa acquired right-of-use asset of $1,124,780 thousand from the aforementioned lease extension.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of balance sheet dates were as follows:

	March 31, 2022	December 31, 2021	March 31, 2021
Lease liabilities - current	$179,235	$173,306	$179,229
Lease liabilities - noncurrent	1,757,259	1,740,557	760,297

	$1,936,494	$1,913,863	$939,526

The interest expense recognized for the aforementioned lease liabilities for the three months ended March 31, 2022 and 2021 were $2,021 thousand and $1,994 thousand, respectively.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Three Months Ended March 31
	2022	2021
Short-term employee benefits	$94,024	$90,780
Post-employment benefits	1,794	1,941
Share-based payment	401	404

	$96,219	$93,125

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performances and market trends.

39.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans, custom duties of the imported materials, and warranties of contract performance as well as the bank deposits for the restricted purpose in accordance with The Management, Utilization, and Taxation of Repatriated Offshore Funds Act.

	March 31, 2022	December 31, 2021	March 31, 2021
Property, plant and equipment	$2,424,917	$2,432,296	$2,454,431
Land held under development (included in inventories)	—	—	1,998,733
Restricted assets (included in other assets - others)	112,748	163,012	196,914

	$2,537,665	$2,595,308	$4,650,078

40.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of March 31, 2022 were as follows:

a.	Acquisitions of land and buildings of $539,867 thousand.

b.	Acquisitions of telecommunications-related inventory and equipment of $28,824,891 thousand.

c.	Unused letters of credit amounting to $10,000 thousand.

d.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other financial assets-noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.

Chunghwa committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, Chunghwa will provide financial support to assist NCB in maintaining a healthy financial condition.

f.

Chunghwa’s Board of Directors approved the acquisition of the 900MHz frequency band and equipment from Asia Pacific Telecom Co., Ltd. in November 2021. The transaction amount is expected to be in the range from $1,626,000 thousand to $2,081,000 thousand; however, the actual amount will be determined according to the approval date of the related authority and mutual negotiations.

g.	Chunghwa’s Board of Directors approved an investment in Taiwania Capital Buffalo Fund VI, L.P. at the amount of $600,000 thousand in January 2022.

41.	OTHER MATTERS

The Company has assessed the economic impact of COVID-19 pandemic and determined that there were no significant impacts on the Company’s consolidated financial statements as of the date the consolidated financial statements were authorized for issue. The Company will continue to monitor developments of the pandemic and assess the related impacts.

42.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of foreign currencies other than the functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency of the consolidated financial statements, which is the NTD:

	March 31, 2022
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$66,858	28.63	$1,913,819
EUR	1,581	31.92	50,475
SGD	5,730	21.16	121,252
JPY	142,316	0.235	33,487
RMB	18,610	4.506	83,858
HKD	1,779	3.656	6,505
Non-monetary items
Investments accounted for using equity method
SGD	26,801	21.16	567,103
VND	381,139,399	0.0012	470,707
Liabilities denominated in foreign currencies
Monetary items
USD	30,029	28.63	859,584
EUR	21,762	31.92	694,643
SGD	94,050	21.16	1,990,100
JPY	43,107	0.235	10,143
RMB	9,293	4.506	41,873
HKD	5,630	3.656	20,585

	December 31, 2021
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$72,601	27.68	$2,009,607
EUR	1,563	31.32	48,962
SGD	12,687	20.46	259,571
JPY	154,358	0.241	37,123
RMB	20,408	4.344	88,654
HKD	19,661	3.549	69,776
Non-monetary items
Investments accounted for using equity method
SGD	25,326	20.46	518,165
VND	374,139,749	0.0012	447,097
Liabilities denominated in foreign currencies
Monetary items
USD	32,138	27.68	889,578
EUR	27,506	31.32	861,481
SGD	96,016	20.46	1,964,490
JPY	52,648	0.241	12,662
RMB	8,868	4.344	38,521
HKD	4,450	3.549	15,792

	March 31, 2021
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$86,678	28.54	$2,473,347
EUR	990	33.48	33,152
SGD	12,584	21.21	266,901
JPY	72,238	0.258	18,616
RMB	9,222	4.344	40,062
HKD	18,810	3.670	69,033
Non-monetary items
Investments accounted for using equity method
SGD	23,590	21.21	500,350
VND	347,069,369	0.0011	385,247

(Continued)

	March 31, 2021
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Liabilities denominated in foreign currencies
Monetary items
USD	$24,734	28.54	$705,777
EUR	21,560	33.48	721,827
SGD	46,665	21.21	989,769
JPY	29,902	0.258	7,706
RMB	23	4.344	102
HKD	2,097	3.670	7,695

(Concluded)

The unrealized foreign currency exchange gains and losses were loss $86,776 thousand and gain $61,025 thousand for the three months ended March 31, 2022 and 2021, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

43.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired or disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: Please see Table 4.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investments in Mainland China): Please see Table 7.

j.	Derivative instruments transactions: Please see Notes 7, 20 and 37.

k.	Investments in Mainland China: Please see Table 8.

l.	Intercompany relationships and significant intercompany transactions: Please see Table 9.

m.	Information of main stakeholders: Please see Table 10.

44.	SEGMENT INFORMATION

In response to changes in the operating environment and new business challenges, the Company launched its organizational transformation and redesigned the operational decision-making processes and the performance assessment under the new structure. The aforementioned organizational transformation was effective from January 1, 2022. The Company redefined the reportable segments as “Consumer Business”, “Enterprise Business”, “International Business” and “Others” and restated the corresponding items of segment information for the earlier period. The reportable segments are managed separately because each segment represents a strategic business unit that serves different customers. Segment information is provided to the CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) the type or class of customer for the telecommunications products and services are similar; (b) the nature of the telecommunications products and services are similar; and (c) the methods used to provide the services to the customers are similar.

The accounting policies of the operating segments are the same as those described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Consumer Business	Enterprise Business	International Business	Others	Total
Three months ended March 31, 2022
Revenues
From external customers	$32,715,489	$15,811,959	$1,714,226	$1,053,065	$51,294,739
Intersegment revenues	408,344	263,608	179,244	82,124	933,320

Segment revenues	$33,123,833	$16,075,567	$1,893,470	$1,135,189	52,228,059

Intersegment elimination					(933,320)

Consolidated revenues					$51,294,739

Segment operating costs and expenses	$25,648,974	$11,660,074	$1,439,531	$884,922	$39,633,501

Segment income before income tax	$7,236,214	$3,805,907	$449,464	$182,808	$11,674,393

Three months ended March 31, 2021
Revenues
From external customers	$32,008,295	$15,484,737	$1,506,697	$1,101,266	$50,100,995
Intersegment revenues	724,395	487,230	232,369	74,635	1,518,629

Segment revenues	$32,732,690	$15,971,967	$1,739,066	$1,175,901	51,619,624

Intersegment elimination					(1,518,629)

Consolidated revenues					$50,100,995

Segment operating costs and expenses	$25,216,910	$11,434,894	$1,449,007	$898,842	$38,999,653

Segment income before income tax	$7,008,401	$3,671,096	$191,376	$449,475	$11,320,348

Main Products and Service Revenues

	Three Months Ended March 31
	2022	2021
Consumer Business
Mobile services	$12,618,195	$12,029,330
Fixed-line services	9,753,898	9,564,738
Sales	8,988,287	9,126,681
Others	1,355,109	1,287,546

	32,715,489	32,008,295

Enterprise Business
Fixed-line services	6,862,843	6,844,370
Project business	3,622,676	3,901,936
Mobile services	2,170,008	2,026,732
Others	3,156,432	2,711,699

	15,811,959	15,484,737

International Business
International leased line	471,468	447,317
Fixed-line services	425,272	432,503
Project business	368,328	198,821
International intelligent network services	183,758	214,635
Others	265,400	213,421

	1,714,226	1,506,697

Others
Sales	863,190	831,699
Others	189,875	269,567

	1,053,065	1,101,266

	$51,294,739	$50,100,995

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

THREE MONTHS ENDED MARCH 31, 2022

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$579,839	$300,000	$300,000	$300,000	$—	5.17	$2,899,196	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	579,839	200,000	200,000	200,000	—	3.45	2,899,196	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.

b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.

c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.

d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.

e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.

g.

Companies in the same industry provide among themselves jointly and severally guarantee for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

MARCH 31, 2022

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2022				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$2,967,333	12	$2,967,333	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL - noncurrent	—	165,021	4	165,021	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	13,412	17	13,412	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	3,949	2	3,949	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	4,206	2	4,206	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL - noncurrent	555,600	618,472	13	618,472	—
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI	136	124,261	19.9	124,261	—
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	9,498	9	9,498	—
	UUPON Inc.	—	Financial assets at FVOCI	109	340	2	340	—
CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	374	284	10	284	—
	WPG Holdings Limited	—	Financial assets at FVTPL - current	9	452	—	452	Note 2
	WPG Holdings Limited	—	Financial assets at FVOCI	2,102	105,941	—	105,941	Note 2
	WT Microelectronics Co., Ltd.	—	Financial assets at FVOCI	354	17,575	—	17,575	Note 2
Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	84,558	11	84,558	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	—	7	—	—
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI	20,000	—	2	—	—
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI	2,000	71,900	7	71,900	Note 2

	Limited partnership
	Taiwania Capital Buffalo Fund V, L.P.	—	Financial assets at FVTPL - noncurrent	—	22,451	3	22,451	—
	Stocks
	PChome Online Inc.	—	Financial assets at FVOCI	1,875	171,027	1	171,027	Note 2

Note 1: Showed at carrying amounts with fair value adjustments.

Note 2: Fair value was based on the closing price on March 31, 2022.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2022

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value	Gain on Disposal	Shares (Thousands/ Thousand Units)	Amount
Chunghwa Precision Test Tech. Co., Ltd.	Stocks
	TestPro Investment Co., Ltd.	Investments accounted for using equity method	Invested and established	Subsidiary	—	$—	13,500	$135,000	—	$—	$—	$—	13,500	$135,000 (Note)

Note: Showing at their original investment amounts. The amount was eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST $300 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2022

(Amounts in Thousands of New Taiwan Dollars)

Buyer	Property	Event Date	Transaction Amount	Payment Status	Counterparty	Relationship	Information on Previous Title Transfer If Counterparty is a Related Party				Pricing Reference	Purpose of Acquisition	Other Terms
							Property Owner	Relationship	Transaction Date	Amount
Chunghwa Precision Test Tech. Co., Ltd.	Land	2021.01.18	$534,030	The first installment $80,104 thousand was paid.	Taiwan Powder Technologies Co., Ltd.	—	Not applicable	Not applicable	Not applicable	Not applicable	According to appraisal report	Space requirements for future business expansion and operational considerations	—

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2022

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes / Accounts Payable or Receivable
			Purchases/Sales (Note 1)	Amount (Notes 2 and 5)	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Notes 3 and 5)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$904,236	2	30 days	$—	—	$222,391	1
			Purchase	255,133	1	30~90 days	—	—	(1,085,793)	(10)
	CHIEF Telecom Inc.	Subsidiary	Sales	119,101	—	30 days	—	—	59,710	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	441,214	2	30 days	—	—	(230,227)	(2)
	Honghwa International Co., Ltd.	Subsidiary	Purchase	1,540,510	6	30~60 days	—	—	(932,927)	(8)
	Donghwa Telecom Co., Ltd.	Subsidiary	Purchase	122,144	—	90 days	—	—	(175,518)	(2)
	CHT Security Co., Ltd.	Subsidiary	Purchase	124,709	—	30 days	—	—	(118,409)	(1)
	International Integrated Systems, Inc.	Subsidiary	Purchase	137,113	1	30 days	—	—	(56,759)	(1)
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	142,199	1	30~90 days	—	—	(106,549)	(1)
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,782,692	22	30~90 days	—	—	1,085,793	55
			Purchase	863,229	12	30 days	—	—	(203,196)	(8)
	Aval Technologies Co., Ltd.	Subsidiary	Sales	107,338	1	60 days	—	—	60,842	3
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Purchase	119,232	31	30 days	—	—	(59,710)	(50)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	443,377	92	30 days	—	—	227,140	65
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,543,192	97	30~60 days	—	—	932,431	98
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	122,144	44	90 days	—	—	175,518	47
CHT Security Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	120,409	34	30 days	—	—	118,409	46

Note 1: Purchases include costs to acquire services.

Note 2: The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as incremental costs of obtaining contracts, property, plant and equipment, intangible assets, and operating expenses.

Note 3: Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 4: Transaction terms with related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 5: All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

MARCH 31, 2022

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$307,854 (Note 2)	11.20	$—	—	$44,286	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,326,761 (Note 2)	7.44	—	—	227,155	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	227,140 (Note 2)	5.62	—	—	24,417	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	932,431 (Note 2)	6.73	—	—	230,425	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	175,518 (Note 2)	2.76	—	—	61,588	—
CHT Security Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	118,409 (Note 2)	4.14	—	—	88,834	—

Note 1: Payments and receipts collected in trust for others are excluded from the accounts receivable in calculating the turnover rate.

Note 2: The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

THREE MONTHS ENDED MARCH 31, 2022

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2022			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
				March 31, 2022	December 31, 2021	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,589,562	$181,451	$48,978	Subsidiary (Note 5)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,859,279	5,808	2,358	Subsidiary (Note 5)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	691,163	691,163	178,590	100	643,501	11,247	11,247	Subsidiary (Note 5)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	992,529	52,956	52,983	Subsidiary (Note 5)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	728,061	2,378	11,070	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	39,426	56	1,971,407	196,460	113,244	Subsidiary (Note 5)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	3,146,798	35,855	31,945	Subsidiary (Note 5)
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	158,082	(1,201)	(1,201)	Subsidiary (Note 5)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services, etc.	180,000	180,000	18,000	100	799,379	175,932	175,161	Subsidiary (Note 5)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	209,116	6,391	7,691	Subsidiary (Note 5)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	148,275	148,275	—	100	96,550	(3,638)	(3,638)	Subsidiary (Note 5)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	497,329	16,918	17,015	Subsidiary (Note 5)
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	240,000	240,000	24,000	75	442,152	87,511	63,518	Subsidiary (Note 5)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	119,624	119,624	1,300	100	107,894	4,345	4,345	Subsidiary (Note 5)
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	62,209	62,209	8,251	56	150,994	13,170	7,381	Subsidiary (Note 5)
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	75	125,256	4,503	3,377	Subsidiary (Note 5)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	82,877	4,618	3,001	Subsidiary (Note 5)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	101,057	4,447	4,447	Subsidiary (Note 5)
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	51	(6,919)	(4,115)	(2,011)	Subsidiary (Note 5)
	International Integrated Systems, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	517,423	517,423	37,211	51	601,299	16,862	14,282	Subsidiary (Note 5)

											(Continued	)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

THREE MONTHS ENDED MARCH 31, 2022

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2022			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
				March 31, 2022	December 31, 2021	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	$288,327	$288,327	—	30	$470,707	$78,663	$23,610	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	356,600	7,155	7,973	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	161,236	9,593	2,878	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	224,689	24,674	7,402	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Design and sale of digital map, technical support for computer peripherals device, design and development of system programming projects	66,684	66,684	9,557	23	262,792	16,498	3,849	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	76,080	22,344	5,959	Associate
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	219,253	(6,476)	(3,238)	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	4,900	4,900	490	49	6,617	59	29	Associate
	Next Commercial Bank Co., Ltd.	Taiwan	Online banking business	4,190,000	4,190,000	419,000	42	3,528,438	(147,879)	(60,416)	Associate
	Chunghwa SEA Holdings	Taiwan	Investment business	10,200	10,200	1,020	51	9,873	(117)	(60)	Joint venture
	WiAdvance Technology Corporation	Taiwan	Software solution integration	273,800	273,800	3,700	20	245,706	(28,214)	(7,431)	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	1,158,873	234,358	79,196	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,046,143	2,046,143	31,875	100	34,071	(7)	(7)	Subsidiary (Note 5)
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	427,850	427,850	14,752	96	194,541	244	(1,885)	Subsidiary (Note 5)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	89,550	10,840	100	121,739	2,127	2,125	Subsidiary (Note 5)
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	5,900	100	108,300	8,477	8,483	Subsidiary (Note 5)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	1,114	35	35	Subsidiary (Note 5)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	88,500	1,817	1,817	Subsidiary (Note 5)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	409,061	409,061	18,102	38	567,103	130,564	49,784	Associate
	CHT Infinity Singapore Pte. Ltd.	Singapore	Investment business	55,720	55,720	2,000	40	56,713	(279)	(111)	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	178,608	178,608	11,230	34	2,625,762	112,422	38,505	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,078	3	97,313	196,460	5,792	Associate (Note 5)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	43,219	181,451	703	Associate (Note 5)
	AgriTalk Technology Inc.	Taiwan	Providing smart agricultural solutions, scientific agricultural product, biological inhibitor, and biochips	33,000	33,000	1,650	17	17,061	(3,541)	(575)	Associate
	Imedtac Co., Ltd.	Taiwan	Providing medical AIoT solution, biomedical engineering services, and sales of medical device as an agent	48,000	48,000	960	7	43,258	(11,068)	(831)	Associate

											(Continued	)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

THREE MONTHS ENDED MARCH 31, 2022

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2022			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
				March 31, 2022	December 31, 2021	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	$74,192	$74,192	2,600	100	$88,207	$73	$73	Subsidiary (Note 5)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,220	6	6	Subsidiary (Note 5)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	173,649	173,649	5,700	100	153,120	(2,540)	(2,361)	Subsidiary (Note 5)
	TestPro Investment Co., Ltd.	Taiwan	Investment	135,000	—	13,500	100	134,936	(64)	(64)	Subsidiary (Note 5)
Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	158,082	(1,201)	(1,201)	Subsidiary (Note 5)
Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	2,060,467	2,060,467	80,440	100	31,883	—	—	Subsidiary (Note 5)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	12,428	573	525	Subsidiary (Note 5)
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	21,354	21,354	—	100	17,313	(325)	(311)	Subsidiary (Note 5)
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	29,550	3,305	100	41,028	1,588	1,588	Subsidiary (Note 5)
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd.	Taiwan	Life insurance services	29,500	29,500	2,950	100	23,019	(470)	(470)	Subsidiary (Note 5)
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,154	49	38,989	4,454	2,051	Associate
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.	Samoa	Investment	24,806	24,806	795	100	26,896	(77)	(77)	Subsidiary (Note 5)
	IISI Investment Co., Ltd.	Mauritius	Investment	81,302	81,302	244	100	25,568	—	—	Subsidiary (Note 5)
	Unitronics Technology Corp.	Taiwan	Development and maintenance of information system	55,569	55,569	5,065	99.96	79,280	2,490	2,489	Subsidiary (Note 5)
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited	Hong Kong	Investment and engaging in technical consulting service	24,336	24,336	780	100	26,890	(77)	(77)	Subsidiary (Note 5)
IISI Investment Co., Ltd.	Leading Tech Co., Ltd.	Mauritius	Investment	65,374	65,374	316	100	16,079	—	—	Subsidiary (Note 5)
Leading Tech Co., Ltd.	Leading Systems Co., Ltd.	Mauritius	Investment	100,693	100,693	300	100	11,203	—	—	Subsidiary (Note 5)
CHT Security Co., Ltd.	Baohwa Trust Co., Ltd.	Taiwan	VR integration and AIoT security services	20,000	—	2,000	40	20,000	—	—	Associate

Note 1:	The amounts were based on reviewed financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:

Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	Investments in mainland China are included in Table 8.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENTS IN MAINLAND CHINA

THREE MONTHS ENDED MARCH 31, 2022

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2022	Investment Flows		Accumulated Outflow of Investment from Taiwan as of March 31, 2022	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of March 31, 2022	Accumulated Inward Remittance of Earnings as of March 31, 2022	Note
					Outflow	Inflow
Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	$955,838	2	$955,838	$—	$—	$955,838	$—	100	$—	$—	$—	Notes 8 and 12
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	(1,026)	100	(1,026)	29,355	—	Notes 10 and 12
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Notes 9 and 12
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	(245)	100	(245)	9,010	—	Note 12
Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	119,199	2	119,199	—	—	119,199	(2,283)	100	(2,283)	153,100	—	Note 12
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	113	49	55	14,401	—	Note 12
International Integrated Systems Inc. (Shanghai)	Development and maintenance of information system	48,753	2	39,923	—	—	39,923	—	100	—	—	—	Notes 11 and 12

													(Continued	)

Investee	Accumulated Investment in Mainland China as of March 31, 2022	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
SENAO and its subsidiaries (Note 3)	$955,838	$2,047,858	$3,486,573
Chunghwa Telecom (China) Co., Ltd. (Note 4)	177,176	177,176	240,229,702
Jiangsu Zhenghua Information Technology Company, LLC (Note 4)	142,057	142,057	240,229,702
Chunghwa Precision Test Tech Co., Ltd and its subsidiaries (Note 5)	170,432	216,185	4,599,875
Shanghai Chief Telecom Co., Ltd. (Note 6)	4,973	4,973	1,994,983
IISI and its subsidiaries (Note 7)	39,923	39,923	677,487

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	The amounts were calculated based on the investee’s reviewed financial statements.

Note 3:	Senao International Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 4:	Chunghwa Telecom (China) Co., Ltd. and Jiangsu Zhenghua Information Technology Company, LLC were calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 5:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd

Note 6:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 7:	IISI and its subsidiaries were calculated based on the consolidated net assets value of IISI.

Note 8:	Senao International Trading (Shanghai) Co., Ltd. completed its liquidation in April 2021.

Note 9:	Jiangsu Zhenhua Information Technology Company, LLC. completed its liquidation in December 2018.

Note 10:	Chunghwa Telecom (China) Co., Ltd. was approved to end and dissolve its business in August 2020. The liquidation of Chunghwa Telecom (China) Co., Ltd. is still in process.

Note 11:	International Integrated Systems Inc. (Shanghai) completed its liquidation in August 2021.

Note 12:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

THREE MONTHS ENDED MARCH 31, 2022

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2022	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$222,391	—	—
					Accrued custodial receipts	85,463	—	—
					Accounts payable	1,085,793	—	—
					Amounts collected for others	240,968	—	—
					Revenues	904,236	—	2
					Operating costs and expenses	217,422	—	—
					Inventories	37,711	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	59,710	—	—
					Revenues	119,101	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts payable	230,227	—	—
					Operating costs and expenses	441,214	—	1
			Honghwa International Co., Ltd.	a	Accounts payable	932,927	—	—
					Operating costs and expenses	1,540,510	—	3
			Donghwa Telecom Co., Ltd.	a	Accounts payable	175,518	—	—
					Operating costs and expenses	122,144	—	—
			CHT Security Co., Ltd.	a	Accounts payable	118,409	—	—
					Operating costs and expenses	80,164	—	—
					Inventories	44,545	—	—
			International Integrated Systems, Inc.	a	Accounts payable	56,759	—	—
					Operating costs and expenses	127,177	—	—
					Inventories	9,936	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:

For assets and liabilities, amount is shown as a percentage to consolidated total assets as of March 31, 2022, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the three months ended March 31, 2022.

Note 5:	The amount was eliminated upon consolidation.

TABLE 10

CHUNGHWA TELECOM CO., LTD.

INFORMATION OF MAJOR STOCKHOLDERS

MARCH 31, 2022

Name of Major Stockholders	Shares
	Number of Shares	Percentage of Ownership (%)
Ministry of Transportation and Communications	2,737,718,976	35.29
Shin Kong Life Insurance Co., Ltd.	403,786,184	5.20

Note:

This table presents information provided by the Taiwan Depository & Clearing Corporation on stockholders holding greater than 5% of Chunghwa’s dematerialized securities that have completed the process of registration and delivery by book-entry transfer as of the last business day for the current quarter.